Financial Statements

Years ended December 31, 2022 and 2021

(A free translation of the original in Portuguese)

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	2

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	3

(in thousands of Brazilian Reais)

STATEMENTS OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.22	12.31.21	12.31.22	12.31.21	LIABILITIES	Note	12.31.22	12.31.21	12.31.22	12.31.21
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,984,071	4,633,816	8,130,929	7,528,820	Loans and borrowings	15	3,379,835	2,790,926	3,879,874	3,203,068
Marketable securities	5	364,543	324,771	418,373	346,855	Trade accounts payable	16	11,212,469	10,440,754	12,735,628	11,701,996
Trade receivables	6	6,022,298	7,202,530	4,187,756	4,039,155	Supply chain finance	17	1,393,137	2,237,975	1,393,137	2,237,975
Notes receivable	6	27,351	68,001	27,351	68,001	Lease liability	18	521,544	364,470	676,864	471,956
Inventories	7	6,107,041	7,403,503	8,660,891	9,654,870	Payroll, related charges and employee profit sharing		679,097	810,960	720,799	900,394
Biological assets	8	3,003,258	2,786,692	3,151,551	2,899,921	Taxes payable		268,666	246,744	522,846	454,038
Recoverable taxes	9	931,093	881,927	1,229,272	976,133	Derivative financial instruments	24	78,276	325,430	82,468	327,443
Recoverable income taxes	9	85,856	29,784	173,596	71,762	Provision for tax, civil and labor risks	21	863,313	956,193	867,294	959,132
Derivative financial instruments	24	120,865	132,498	120,865	134,551	Employee benefits	20	49,445	42,097	64,367	54,354
Restricted cash		-	24,963	-	24,963	Customer advances		5,825	22,784	75,832	136,182
Prepaid expenses		84,680	205,982	109,716	227,354	Advances from related parties	30	8,655,905	12,393,604	-	-
Advances		60,707	63,551	187,342	173,325	Other current liabilities		904,298	335,103	1,278,830	778,751
Assets held for sale		-	5,000	21,909	16,628
Other current assets		64,608	55,147	84,795	80,785
Total current assets		20,856,371	23,818,165	26,504,346	26,243,123	Total current liabilities		28,011,810	30,967,040	22,297,939	21,225,289

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,007,023	19,320,254	19,637,126	22,252,962
Marketable securities	5	15,505	15,438	406,402	447,413	Trade accounts payable	16	7,459	8,718	7,459	12,628
Trade and other receivables	6	5,059	5,372	5,307	5,810	Lease liability	18	2,105,419	1,803,853	2,368,070	2,007,290
Notes receivable	6	11,092	29,168	11,092	29,168	Taxes payable		96,666	130,565	97,735	132,195
Recoverable taxes	9	4,921,772	4,765,453	4,926,945	4,780,096	Provision for tax, civil and labor risks	21	505,863	517,522	548,243	558,500
Recoverable income taxes	9	233,289	194,979	244,899	206,355	Deferred income taxes	10	-	-	111,463	23,710
Deferred income taxes	10	2,476,334	2,885,387	2,566,461	2,941,270	Liabilities with related parties	30	49,367	45,921	-	-
Judicial deposits	11	441,751	545,631	450,676	550,319	Employee benefits	20	297,175	361,356	456,945	498,231
Biological assets	8	1,558,349	1,367,013	1,649,133	1,414,482	Derivative financial instruments	24	174,699	41,861	174,699	41,861
Derivative financial instruments	24	10,283	10,804	10,283	10,804	Other non-current liabilities		261,138	251,512	331,899	325,098
Restricted cash		27,515	1	89,717	1
Other non-current assets		158,216	70,228	162,628	76,757
Total long-term receivables		9,859,165	9,889,474	10,523,543	10,462,475	Total non-current liabilities		20,504,809	22,481,562	23,733,639	25,852,475

						EQUITY	22
						Capital		12,835,915	12,460,471	12,835,915	12,460,471
						Capital reserves		2,338,476	141,834	2,338,476	141,834
						Other equity transactions		(77,825)	(67,531)	(77,825)	(67,531)
Investments	12	13,270,368	13,269,948	101,064	7,113	Accumulated losses		(2,363,073)	(2,132,230)	(2,363,073)	(2,132,230)
Property, plant and equipment	13	12,548,338	11,723,211	14,290,884	13,040,862	Treasury shares		(109,727)	(127,286)	(109,727)	(127,286)
Intangible assets	14	3,252,385	3,210,336	6,434,610	6,149,814	Other comprehensive loss		(1,353,758)	(1,812,726)	(1,353,758)	(1,812,726)
						Attributable to controlling shareholders		11,270,008	8,462,532	11,270,008	8,462,532
						Non-controlling interests		-	-	552,861	363,091
Total non-current assets		38,930,256	38,092,969	31,350,101	29,660,264	Total equity		11,270,008	8,462,532	11,822,869	8,825,623
TOTAL ASSETS		59,786,627	61,911,134	57,854,447	55,903,387	TOTAL LIABILITIES AND EQUITY		59,786,627	61,911,134	57,854,447	55,903,387

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	4

(in thousands of Brazilian Reais)

STATEMENTS OF INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.22	12.31.21 (1)	12.31.22	12.31.21 (1)
CONTINUING OPERATIONS
NET SALES	26	46,630,860	42,118,478	53,805,028	48,343,305
Cost of sales	29	(39,457,998)	(33,810,019)	(45,672,376)	(38,650,772)
GROSS PROFIT		7,172,862	8,308,459	8,132,652	9,692,533
OPERATING INCOME (EXPENSES)
Selling expenses	29	(6,265,554)	(5,162,751)	(7,067,148)	(6,058,250)
General and administrative expenses	29	(383,527)	(542,602)	(644,827)	(822,960)
Impairment loss on trade receivables	6	(10,916)	(9,347)	(12,772)	(12,799)
Other operating income (expenses), net	27	(563,276)	129,211	(545,270)	211,263
Income from associates and joint ventures	12	(840,395)	867,505	1,076	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(890,806)	3,590,475	(136,289)	3,009,787
Financial income		955,751	462,847	1,082,935	537,736
Financial expenses		(3,555,695)	(3,069,588)	(3,585,765)	(3,331,615)
Foreign exchange and monetary variations		588,602	(1,108,816)	(165,925)	(250,696)
FINANCIAL INCOME (EXPENSES), NET	28	(2,011,342)	(3,715,557)	(2,668,755)	(3,044,575)
LOSS BEFORE TAXES		(2,902,148)	(125,082)	(2,805,044)	(34,788)
Income taxes	10	(213,307)	624,467	(285,634)	552,102
INCOME (LOSS) FROM CONTINUING OPERATIONS		(3,115,455)	499,385	(3,090,678)	517,314

LOSS FROM DISCONTINUED OPERATIONS	1.2	(50,948)	(79,930)	(50,948)	(79,930)
INCOME (LOSS) FOR THE YEAR		(3,166,403)	419,455	(3,141,626)	437,384

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(3,115,455)	499,385	(3,115,455)	499,385
Non-controlling interest		-	-	24,777	17,929
		(3,115,455)	499,385	(3,090,678)	517,314

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(50,948)	(79,930)	(50,948)	(79,930)
Non-controlling interest		-	-	-	-
		(50,948)	(79,930)	(50,948)	(79,930)

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,052,606,000	807,929,481
Income (loss) per share - basic	23			(2.96)	0.62
Weighted average shares outstanding - diluted				1,052,606,000	808,678,648
Income (loss) per share - diluted	23			(2.96)	0.62

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,052,606,000	807,929,481
Losse per share - basic	23			(0.05)	(0.10)
Weighted average shares outstanding - diluted				1,052,606,000	807,929,481
Losse per share - diluted	23			(0.05)	(0.10)

(1)	The amounts of freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	5

(in thousands of Brazilian Reais)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.22	31.12.21	12.31.22	31.12.21
Income (loss) for the year		(3,166,403)	419,455	(3,141,626)	437,384
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		49,240	(386,542)	96,523	(403,475)
Gain (loss) on net investment hedge		87,929	(96,555)	87,929	(96,555)
Cash flow hedges – effective portion of changes in fair value	24	50,225	(119,482)	49,292	(121,303)
Cash flow hedges – reclassified to profit or loss	24	226,290	(26,201)	226,290	(26,201)
Items that are or may be reclassified subsequently to profit or loss		413,684	(628,780)	460,034	(647,534)
Equity investments measured at FVTOCI (1) - changes in fair value	5	-	26,030	-	26,030
Actuarial gains on pension and post-employment plans	20	61,293	131,168	44,725	130,671
Items that will not be reclassified to profit or loss		61,293	157,198	44,725	156,701
Comprehensive income (loss) for the year		(2,691,426)	(52,127)	(2,636,867)	(53,449)
Attributable to
Controlling shareholders		(2,691,426)	(52,127)	(2,691,426)	(52,127)
Non-controlling interest		-	-	54,559	(1,322)
		(2,691,426)	(52,127)	(2,636,867)	(53,449)

(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	6

(in thousands of Brazilian Reais)

STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Loss on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-	-	-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(9,297)	9,297	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Monetary correction by Hyperinflation	-	-	-	-	-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	-	49,240	47,283	96,523
Gain on net investment hedge	-	-	-	-	87,929	-	-	-	-	87,929	-	87,929
Unrealized gains in cash flow hedge	-	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	-	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares (note 22.1)	500,000	4,900,000	-	-	-		-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 22.1)	(124,556)	-	-	-	-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve (note 22.3)	-	(2,703,358)	-	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	-	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	7

(in thousands of Brazilian Reais)

STATEMENTS OF CASH FLOWS

	Parent company		Consolidated
	12.31.22	31.12.21	12.31.22	31.12.21
OPERATING ACTIVITIES
Income (loss) from continuing operations	(3,115,455)	499,385	(3,090,678)	517,314
Adjustments for:
Depreciation and amortization	1,390,592	1,343,713	1,777,703	1,715,863
Depreciation and depletion of biological assets	1,136,919	943,789	1,214,002	1,030,491
Result on disposal of property, plant and equipments and investment	3,433	(66,600)	3,985	(141,211)
Write-down of inventories to net realizable value	206,666	100,993	56,337	128,680
Provision for tax, civil and labor risks	338,135	116,215	341,038	116,144
Income from investments under the equity method	840,395	(867,505)	(1,076)	-
Financial results, net	2,011,342	3,715,557	2,668,755	3,044,575
Tax recoveries and gains in tax lawsuits	(32,030)	(107,380)	(39,547)	(108,785)
Deferred income tax	233,898	(779,862)	208,060	(807,744)
Employee profit sharing	(2,075)	117,177	(10,190)	170,425
Other provisions (1)	552,660	(923)	554,460	2,793
	3,564,480	5,014,559	3,682,849	5,668,545
Trade accounts receivable	1,292,703	(1,916,087)	(144,597)	386,889
Inventories	1,089,796	(2,343,241)	712,913	(2,878,507)
Biological assets - current	(216,566)	(742,404)	(296,934)	(815,699)
Trade accounts payable	(615,856)	1,236,229	(523,200)	1,420,014
Supply chain finance	(843,467)	790,946	(843,467)	790,946
Cash generated by operating activities	4,271,090	2,040,002	2,587,564	4,572,188
Investments in securities at FVTPL (2)	(353,673)	(23,894)	(675,897)	(115,041)
Redemptions of securities at FVTPL (2)	386,303	44,768	679,990	145,053
Interest received	262,899	89,696	281,989	106,388
Dividends and interest on shareholders' equity received	-	10	-	-
Payment of tax, civil and labor provisions	(295,151)	(399,646)	(292,385)	(399,252)
Derivative financial instruments	(1,242,379)	237,043	(1,191,475)	266,491
Other operating assets and liabilities (3)	(2,852,173)	2,628,834	486,598	(652,191)
Net cash provided by operating activities	176,916	4,616,813	1,876,384	3,923,636

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(289,021)	(4,060)
Redemptions of securities at amortized cost	-	-	290,132	166,112
Investments in securities at FVTOCI (4)	-	-	-	(12,866)
Redemptions of securities at FVTOCI (4)	-	-	-	86,059
Redemption of restricted cash	(2,074)	400	(2,074)	400
Additions to property, plant and equipment	(1,257,422)	(1,407,885)	(1,452,733)	(1,555,426)
Additions to biological assets - non-current	(1,287,189)	(1,142,533)	(1,387,669)	(1,239,746)
Proceeds from disposals of property, plant, equipments and investment	62,545	58,836	62,545	58,836
Additions to intangible assets	(212,541)	(174,971)	(228,734)	(179,632)
Business combination, net of cash	-	(581)	(158,348)	(985,639)
Sale of participation in subsidiaries with loss of control	-	-	-	132,951
Capital increase in affiliates	(92,885)	1,770	(92,885)	1,770
Capital increase in subsidiaries	(477,522)	(1,006,073)	-	-
Net cash used in investing activities	(3,267,088)	(3,671,037)	(3,258,787)	(3,531,241)
Net cash used in investing activities from discontinued operations	-	-	-	(17,550)
Net cash used in investing activities	(3,267,088)	(3,671,037)	(3,258,787)	(3,548,791)

FINANCING ACTIVITIES
Proceeds from debt issuance	2,773,833	2,633,863	3,392,613	2,990,782
Repayment of debt	(3,503,652)	(1,209,864)	(3,984,422)	(1,395,347)
Payment of interest	(1,320,617)	(1,060,244)	(1,518,301)	(1,193,367)
Payment of interest derivatives - fair value hedge	(252,662)	(2,975)	(252,662)	(2,975)
Capital increase through issuance of shares (note 22.1)	5,275,444	-	5,275,444	-
Treasury shares acquisition	-	(27,721)	-	(27,721)
Acquisition of non-controlling interests	-	-	(7,288)	(238,421)
Payment of lease liabilities	(468,669)	(533,885)	(649,846)	(705,427)
Net cash provided by (used in) financing activities	2,503,677	(200,826)	2,255,538	(572,476)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(63,250)	12,727	(271,026)	149,826
Net increase (decrease) in cash and cash equivalents	(649,745)	757,677	602,109	(47,805)
Balance at the beginning of the year	4,633,816	3,876,139	7,528,820	7,576,625
Balance at the end of the year	3,984,071	4,633,816	8,130,929	7,528,820

(1)	Includes the amount of R$588,774 relating to the Leniency Agreement and other expenses related to investigations (note 1.3).
(2)	FVTPL: Fair Value Through Profit and Loss.
(3)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(3,547,202) for the year ended December 31, 2022 (R$2,850,793 for the year ended December 31, 2021).
(4)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	8

(in thousands of Brazilian Reais)

STATEMENTS OF VALUE ADDED

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	Restated(1) 12.31.21
1 - REVENUES	52,044,753	48,221,304	59,754,111	54,744,458
Sales of goods and products	51,372,692	46,703,553	58,890,370	53,046,159
Other income	(561,802)	132,868	(543,796)	217,011
Revenue related to construction of own assets	1,244,779	1,394,230	1,420,309	1,494,087
Expected credit losses	(10,916)	(9,347)	(12,772)	(12,799)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(38,811,335)	(32,826,060)	(44,733,556)	(37,820,537)
Costs of goods sold	(32,703,676)	(27,522,141)	(38,225,797)	(32,029,929)
Materials, energy, third parties services and other	(6,045,484)	(5,289,193)	(6,454,145)	(5,769,618)
Reversal for inventories losses	(62,175)	(14,726)	(53,614)	(20,990)
3 - GROSS ADDED VALUE(1-2)	13,233,418	15,395,244	15,020,555	16,923,921
4 - DEPRECIATION AND AMORTIZATION	(2,527,511)	(2,287,502)	(2,991,705)	(2,746,354)
5 - NET ADDED VALUE (3-4)	10,705,907	13,107,742	12,028,850	14,177,567

6 - RECEIVED FROM THIRD PARTIES	113,883	1,326,695	1,082,538	534,079
Income from associates and joint ventures	(840,395)	867,505	1,076	-
Financial income	955,751	462,847	1,082,935	537,736
Others	(1,473)	(3,657)	(1,473)	(3,657)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	10,819,790	14,434,437	13,111,388	14,711,646

8 - DISTRIBUTION OF ADDED VALUE	10,819,790	14,434,437	13,111,388	14,711,646
Payroll	5,240,428	5,152,065	6,116,739	5,771,862
Salaries	3,768,708	3,666,797	4,438,100	4,163,183
Benefits	1,188,629	1,215,761	1,371,656	1,319,454
Government severance indemnity fund for employees	283,091	269,507	306,983	289,225
Taxes, Fees and Contributions	5,425,654	4,426,596	5,915,545	4,657,361
Federal	2,210,594	1,388,767	2,441,905	1,528,480
State	3,166,130	2,993,915	3,416,842	3,077,820
Municipal	48,930	43,914	56,798	51,061
Capital Remuneration from Third Parties	3,269,163	4,356,391	4,169,782	3,765,109
Interests, including exchange variation	3,050,396	4,234,740	3,844,951	3,639,311
Rents	218,767	121,651	324,831	125,798
Interest on Own-Capital	(3,115,455)	499,385	(3,090,678)	517,314
Income (loss) for the year from continuing operations	(3,115,455)	499,385	(3,115,455)	499,385
Non-controlling interest	-	-	24,777	17,929

(1)	The amounts of freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	9

(in thousands of Brazilian Reais)

Management Report| 4Q22

São Paulo, February 28th, 2023 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" releases its results for the 4th quarter and year 2022. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2021 and/or priors years, as indicated.

Quarter Highlights

Net Revenue
R$ 14,769
Million
13,724 million in 4Q21

Gross Profit
R$ 2,439
Million
2,996 million in 4Q21

Gross Margin
16.5%
21.8% in 4Q21

Net Result Continued Op.
R$ (956)
Million
964 million in 4Q21

Adjusted EBITDA
R$ 1,032
Million
1,687 million in 4Q21

Adjusted EBITDA Margin
7.0%
12.3% in 4Q21

Operating Cash Flow
1,346
Million
843 in 4Q21

Net Leverage
3.75x
3.12x in 4Q21

Debt Average Term
8.0
years
9.0 years in 4Q21

Market Cap
R$ 7.00
US$ 1.36
Billion
Base: 02/27/2023

Stock Prices
BRFS3 R$ 6.47
BRFS US$ 1.26
Base: 02/27/2023

Shares Outstanding
1,082,473,246
4,356,397
ON Shares/ Treasury Shares
Base: 12/31/2022

Conference call
03/01/2023 – Wednesday
10h00 BRT | 8h00 US ET

Access in:
Click here

IR Contacts:
Fábio Mariano
CFO and IRO
+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

20

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1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	38

(in thousands of Brazilian Reais)

1.1.    Equity interest

				% equity interest
Entity		Main activity	Country (1)	12.31.22	12.31.21
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods GmbH	(f)	Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik ÜretimLtd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE	(a)	Marketing and logistics services	UAE	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	99.99	99.99
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	0.01	0.01
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(h)	Import, export, industrialization and commercialization of products	UAE	100.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(g)	Import, commercialization and distribution of products	Hong Kong	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.	(e)	Holding	Brazil	-	100.00
Gewinner Participações Ltda.	(e)	Industrialization, distribution and sale of feed and nutrients for animals	Brazil	-	100.00
Paraguassu Participações S.A.	(e)	Holding	Brazil	-	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	1.00
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
BRF Investimentos Ltda.	(d)	Holding, management of companies and assets	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
BRF Investimentos Ltda.	(d)	Holding, management of companies and assets	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On February 11, 2022, the name of Sino dos Alpes Alimentos Ltda. was changed to BRF Investimentos Ltda.
(e)	On July 31, 2022, BRF Pet S.A. merged the holding companies Affinity Petcare Brasil Participações Ltda., Gewinner Participações Ltda. and Paraguassu Participações S.A. which held interests in the operating companies Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuidora Ltda. e Mogiana Alimentos S.A. Therefore, as of this date, BRF Pet holds all the shares of these companies.
(f)	As from September 28, 2022, BRF GMBH holds the entire capital stock of BRF Foods GMBH, with retroactive tax and accounting effects to January 1st, 2022.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	39

(in thousands of Brazilian Reais)

(g)	On October 7, 2022, the subsidiary BRF Hong Kong LLC was dissolved.
(h)	On November 11, 2022, was acquired the remaining minority stake of Al-Wafi Food Products Factory LLC.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.    Discontinued Operations

In 2022, BRF S.A. and certain of its subsidiaries entered into an agreement with Tyson International Holding Co. and Tyson Foods, Inc., in connection with the sale of BRF’s operations in Europe and Thailand, closed on June 3, 2019. This agreement provides for the termination of certain disputes related to losses incurred by the disposed entities and terminates Tyson's license to use certain BRF trademarks. Additionally, certain tax claims related to the period prior to the sale of the operations were finalized. The settlement of such disputes resulted in the payment of the amount equivalent to R$50,948 (USD10,164) by BRF. These transactions resulted in an expense which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

1.3.    Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) issued letters notifying the closure of the investigation against BRF, with no imposition of any sanctions or penalties against the Company.

As a result of the independent investigations, on December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”), addressing issues related to investigations conducted by Brazilian government entities.

Through the Leniency Agreement, BRF assumed the following commitments: (a) to remediate the identified practices and to adopt preventive measures to prevent that such practices could happen again; (b) to pay the total amount of R$583,977, subject to the terms below; and (c) to continuously improve its integrity program with the support and monitoring of the CGU. This amount was recorded in Other Operating Expenses, and Other Current Liabilities.

As a result of the Agreement, the signatory authorities will terminate administrative proceedings filed against BRF, in addition to undertaking not to file lawsuits against the Company as regards to the matters covered by the agreement.

The amount mentioned above is to be paid by BRF to the Federal Government in 5 (five) annual installments, starting on June 30th, 2023, and may be paid (i) by offsetting the balance of tax losses carryforward and the negative basis of the contribution on profit (“CSLL”) in the determination of the income tax (“IRPJ”) and the (“CSLL”) up to the limit of 70% (seventy percent) of such amount; (ii) by offsetting against tax credits held by BRF against the Federal Government; (iii) by offsetting against credits contemplated in writs of payment (precatórios) held by BRF against the Federal Government; or (iv) in cash. BRF undertook to provide the Federal Government with a collateral in the form of a bank guarantee, deposit in an escrow account, collateral security, or insurance-guarantee, in an amount equivalent to one installment of the amount due.

In addition to the amount above, the other impacts observed as result of the referred investigations were recorded in Other Operating Expenses, and Other Current Liabilities, in the amount of R$4,797 for the year ended December 31, 2022 (R$9,003 for the year ended December 31, 2021) mostly related to expenditures with lawyers, legal advisors and consultants.

The Company, as from the negotiation phase of the Agreement until full compliance with obligations, undertook to make its best efforts to cooperate with the public authorities involved, and shall uphold its public commitment to pursue the process of continuous improvement of its corporate governance and compliance practices.

1.4.    Agreement with the Public Investment Fund

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	40

(in thousands of Brazilian Reais)

On October 24, 2022 the BRF GMBH, wholly-owned subsidiary of Company, has executed an agreement (“Agreement”) with Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (“PIF”) that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. The transaction is still subject to obtaining regulatory and internal approvals of parties.

The agreement provides for the incorporation of a legal entity in Saudi Arabia with an ownership of up to 70% by BRF and up to 30% by HPDC. The entity will operate in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The entity will have a combined investment of R$2,608,850 (USD500,000), of which (i) R$652,212 (USD125,000) will be contributed by BRF GmbH and by HPDC upon the incorporation of the entity; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by the parties. The agreement also foresees the creation of Halal Headquarters, a Halal Food Innovation Center and a Center of Excellence in Saudi Arabia.

1.5.    Business combinations

1.5.1.	Mogiana Group

On February 18, 2022, according to conditions established in the agreement, the Company, through its wholly-owned subsidiary BRF Pet, concluded the price adjustment of the consideration for the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”). After the price adjustment, in the amount of R$4,026, the fair value of the consideration transferred was R$477,408, of which R$371,746 were paid in cash, R$60,000 will be paid in the next 5 years and R$45,662 refers to contingent consideration. The amount payable is subject to interest.

Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized (note 14) from R$118,930 to R$114,904 arising from the business combination consists mainly of the synergies expected with the combination of the operations BRF Pet, Mogiana Group and Hercosul Group strengthening the Company’s presence in the pet food sector. A summary of the final amounts in the business combination are presented below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	41

(in thousands of Brazilian Reais)

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
161,362

Net assets acquired	362,504

Fair value of consideration transferred	477,408

Goodwill	114,904

(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Parent Company’s and Consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The Parent Company’s and Consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated financial statements were prepared based on the recoverable historical cost, except of items held at fair value as described in Note 3.3.

The Company prepared Parent Company’s and Consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	42

(in thousands of Brazilian Reais)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.    Changes in accounting practices

In order to improve the level of detail in the presentation of information in the financial statements, in the year ended December 31, 2022, the Company began to classify freight and port expenses in intra-group transactions, as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

To ensure comparability between the years presented, the comparative balances were reclassified as below:

				Consolidated
			2021
		Reclassification
	Previously presented	Freight and port expenses	Reclassified	Corresponding Notes
Cost of sales	(38,177,609)	(473,163)	(38,650,772)	29
Operating Income (Expenses):
Selling expenses	(6,531,413)	473,163	(6,058,250)	29

3.2.    Consolidation

The Consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns of such subsidiaries and has the power to influence these returns.

The financial information of the subsidiaries was prepared using the same accounting policies of the Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

3.3.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»	determination of the moment when control is transferred for revenue recognition (note 26);
»	determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements (note 18).

Main estimates:

»	determination of fair value of financial instruments due to significant unobservable inputs (note 24);
»	determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates (note 14);
»	determination of loss rate in the measurement of expected credit losses (notes 3.20.1 and 6);
»	determinations of fair value of biological assets due to significant unobservable inputs (note 8);
»	determination of the term on the analysis of recoverability of taxes (note 9 and 10);
»	reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);
»	actuarial assumptions on measurement of employee benefits liabilities (note 20);
»	assessment of the loss probability and liability measurement on provision for tax, civil and labor risks (note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	43

(in thousands of Brazilian Reais)

3.4.	Functional currency and foreign currency transactions

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»	assets and liabilities are translated at the closing exchange rate;
»	income and expenses are translated at the monthly average rate;
»	the cumulative effects of gains or losses upon translation are recognized in Other Comprehensive Income, within equity.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the acquirer, with the exchange variation effects recognized in Other Comprehensive Income.

The transactions in foreign currency follow the criteria below:

»	non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;
»	monetary assets and liabilities are translated at the closing exchange rate;
»	the cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).
3.5.	Hyperinflationary economies

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition date the closing date, so that the subsidiaries' financial information is presented at current value.

When an economy become hyperinflationary the cumulative adjustments related to prior periods are recorded in accumulated profit and losses in equity, considering that the Controlling entity is not in a hyperinflationary economy.

The translation of the balances of the subsidiary in hyperinflationary economy to the reporting currency was made at the closing rate of the reporting period for both financial position and income statement balances.

3.5.1.	Turkey

Levels of inflation in Turkey have been high in the recent years and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute. Based on this index and on qualitative analyses, the Company concluded that Turkey is considered a hyperinflationary economy, and, therefore, from the second quarter of 2022, the accounting practices described above were applied for the financial information of the Company’s subsidiary in Turkey.

The price index used for the year ended December 31, 2022 was 64%. In the Consolidated financial information for the year ended December 31, 2022, the inflation adjustment affected the Loss before financial results and income taxes in R$(188,251),and decreased the Financial Result in the amount of R$400,763 and the Loss from continuing operations in the amount of R$196,953.

The cumulative effects as of December 31, 2021 were recognized under Accumulated Losses, in the amount of R$351,453, whereas the effects for the year ended December 31, 2022 were recognized as Exchange and monetary variations, in the income (loss) for the year.

3.5.2.	Argentina

The inflation rates used in 2022 and 2021 were, respectively, 95.49% and 51.65%. In the Consolidated financial information for the year ended December 31, 2022, the inflation adjustment increased the Loss before financial results and income taxes in the amount of R$(227) (R$(474) for the year ended December 31, 2021), the Financial Result in the amount of R$(7,343) (R$(2,241) for the year ended December 31, 2021) and the Loss from continuing operations in the amount of R$(7,570) for the year ended December 31, 2021).

3.6.	Business combination

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	44

(in thousands of Brazilian Reais)

Business combinations are recorded according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with entities under common control are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction. In the substance assessment factors such as involvement of third parties, creation of a new company and a potential sale, change of control, among others are considered.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

3.7.	Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage and non-recoverable taxes, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

3.8.	Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already considered.

3.9.	Income taxes

In Brazil, it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting bases. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted by the end of the reporting period.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	45

(in thousands of Brazilian Reais)

positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.10.	Assets held for sale and discontinued operations

Assets held for sale are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other operating expenses.

The statement of income and cash flows are classified as discontinued operations and presented separately from continued operations of the Company when the operation represents a separate major line of business or geographical area of operations.

The prior periods of the statement of income (loss) and of the statement of cash flows are restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

3.11.	Investments

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.12.	Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 13).

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

3.13.	Intangible assets

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	46

(in thousands of Brazilian Reais)

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.14.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.15.	Leasing

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

»	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
»	the Company has the right to obtain substantially all the economic benefits from using the asset throughout the period of use; and
»	the Company has the right to direct the use of the asset throughout the period of use, which occurs in either of the following situations:
o	the Company has the right to direct how and for what purpose the asset is used, or
o	the conditions are predetermined so as the Company has the right to operate the asset or has designed the asset in a way that predetermined how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises: the initial measurement of the lease liability adjusted for any payment made at or before the commencement date, less any incentive received; any initial direct costs incurred; and an estimate of costs in dismantling and removing the asset, restoring the site on which it is located or restoring the asset to the condition required by the terms of the lease. Renewal or early termination options are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.12). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method.

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

The Company does not apply lease accounting model to: leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

3.16.	Pension and other post-employment plans

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	47

(in thousands of Brazilian Reais)

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against Other Comprehensive Income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»	controls the resource and has the ability to use the surplus to generate future benefits;
»	the control is the result of past events;
»	future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»	date of changing the plan or significantly reducing the expected length of service;
»	date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

3.17.	Share based payments

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

3.18.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount expected to be paid is recognized by function in the statement of income (loss), according to the probability of the target´s achievement.

3.19.	Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	48

(in thousands of Brazilian Reais)

subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

3.20.	Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.20.1.	Financial assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

Category	Initial Measurement	Subsequent Measurement
Amortized Cost	Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

	For other assets: Fair value less costs directly attributable to its issuance, reduced by expected credit losses	Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial Income (Expenses), net.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprise the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	49

(in thousands of Brazilian Reais)

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

3.20.2.	Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial Income (Expenses), net.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

3.20.3.	Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The rate used by the Company represents the average of Interbank Certificates of Deposit plus a spread representing the Company’s average credit rating. On December 31, 2022 this rate corresponds to 15.72% per year on December 31, 2022 (9.3% p.a. on December 31, 2021).

3.20.4.	Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

A hedging relationship is discontinued prospectively when it no longer meets the criteria for qualifying as hedge accounting. Upon discontinuation of a cash flow hedge relationship in which the hedged future cash flows are still expected to occur, the accumulated amount remains under Other Comprehensive Income until the flows occur and are reclassified to income.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.20.5.	Reference interest rate reform

The Company does not have relationship designated for hedge accounting that involve operations indexed to the reference interest rates object from global reform, which includes the replacement of some interbank rates. Additionally, existing liabilities indexed to the reference interest rates (Libor) have contractual arrangements foreseeing the replacement for similar rates. Thus, no relevant impact is expected for the Company if such interest rates cease to exist or are replaced.

3.21.	Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 25).

3.22.	Revenue from contracts with customers

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	50

(in thousands of Brazilian Reais)

Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

The Company has sales with immediate and deferred payments, for which the adjustment to present value is recognized for the financial component (note 3.20.3).

3.23.	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received. The amounts appropriated as revenue in the income statement, when used to reduce income taxes, are transferred from retained earnings to the tax incentive reserve in the years the Company presents profit higher than the reclassification.

3.24.	Statement of value added

The company prepared the individual and Consolidated statements of added value (“DVA”) under the technical pronouncement CPC 09 – Statement of Value Added, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, it represents supplemental financial information.

3.25.	Earnings (loss) per share

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of ordinary shares outstanding during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of ordinary shares outstanding during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (restricted shares within the share-based payment plans).

3.26.	Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2022 year.

• Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies:

In February 2021, the IASB amended IAS 1 regarding the disclosure of "material" accounting policies by replacing "significant" accounting policies. The amendments define what is "material accounting policy information" and explain how to identify it. To support this amendment, the IASB also amended "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment in question starts from January 1st, 2023.

•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23):

In February 2021, the IASB issued amendments to IAS 8 (corresponding standard to CPC 23), which introduces the definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction. In addition, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments will be effective for periods beginning on or after January 1st, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.

•	IAS 12 Income tax (CPC 32):

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	51

(in thousands of Brazilian Reais)

In May 2022, CVM has approved amendments to CPC32 which determines that entities must recognize deferred taxes on transactions that on initial recognition generate equal amounts of taxable and deductible temporary differences, exemplifying lease transactions and decommissioning and restoration costs. The amendments will be effective for periods beginning on or after January 1st, 2023

• IFRS 17 - Insurance Contracts (CPC 50):

In June 2020, the IASB published amendments to IFRS 17 and postponed the date of adoption for annual periods beginning on or after January 1st, 2023, and later in December 2021, published additional amendments regarding the presentation of comparative information.

IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and replaces IFRS 4 – Insurance Contracts (CPC 11).

The new and amended standards, which are effective for annual reporting periods beginning after December 31, 2022, are not expected to have a significant impact on the Company’s financial statements.

4.	CASH AND CASH EQUIVALENTS

	Average rate (1)	Parent company		Consolidated
		12.31.22	12.31.21	12.31.22	12.31.21
Cash and bank accounts
U.S. Dollar	-	539	558	946,999	946,790
Saudi Riyal	-	-	-	307,440	312,728
Brazilian Reais	-	139,928	160,309	154,399	185,941
Euro	-	141	1,438	93,321	103,630
Turkish Lira	-	-	-	83,339	42,899
Other currencies	-	116	140	279,579	601,520
		140,724	162,445	1,865,077	2,193,508
Cash equivalents
In Brazilian Reais
Investment funds	12.21%	3,492	3,641	3,492	3,641
Bank deposit certificates	13.24%	3,675,037	4,410,146	3,754,202	4,451,214
		3,678,529	4,413,787	3,757,694	4,454,855
In U.S. Dollar
Term deposit	2.25%	154,025	-	2,469,028	62,043
Overnight	4.84%	10,793	57,584	12,720	701,386
Other currencies
Term deposit	12.99%	-	-	26,410	117,028
		164,818	57,584	2,508,158	880,457
		3,984,071	4,633,816	8,130,929	7,528,820

(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	52

(in thousands of Brazilian Reais)

			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		12.31.22	12.31.21	12.31.22	12.31.21
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	11,752	13,338
Fair value through profit and loss
Financial treasury bills	1.79	R$	12.25%	364,543	324,771	364,543	324,771
Investment funds - FIDC BRF	1.08	R$	-	15,505	15,438	15,505	15,438
Repurchase agreement	0.53	R$	-	-	-	53,809	5,302
Other	0.08	R$ / ARS	-	-	-	21	16,782
				380,048	340,209	433,878	362,293
Amortized cost
Sovereign bonds and other (4)	2.47	AOA	6.73%	-	-	379,145	418,637
				380,048	340,209	824,775	794,268
Current				364,543	324,771	418,373	346,855
Non-current (5)				15,505	15,438	406,402	447,413

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$15,231 (R$18,630 on December 31, 2021).
(5)	Maturity until June of 2025.

On December 31, 2022, the amount of R$92,857 (R$232,821 on December 31, 2021) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Trade accounts receivable
Domestic market
Third parties	1,357,535	1,494,760	1,473,921	1,601,048
Related parties	42,162	15,482	11,566	9,252
Foreign market
Third parties	556,882	570,057	3,315,772	3,077,518
Related parties	4,651,972	5,727,237	20,789	10,124
	6,608,551	7,807,536	4,822,048	4,697,942
( - ) Adjustment to present value	(22,866)	(10,688)	(24,818)	(14,394)
( - ) Expected credit losses	(558,328)	(588,946)	(604,167)	(638,583)
	6,027,357	7,207,902	4,193,063	4,044,965
Current	6,022,298	7,202,530	4,187,756	4,039,155
Non-current	5,059	5,372	5,307	5,810

Notes receivable	54,472	114,563	54,472	114,565
( - ) Adjustment to present value	(386)	(1,609)	(386)	(1,610)
( - ) Expected credit losses	(15,643)	(15,785)	(15,643)	(15,786)
	38,443	97,169	38,443	97,169
Current	27,351	68,001	27,351	68,001
Non-current (1)	11,092	29,168	11,092	29,168

(1)	Weighted average maturity of 1.50 year.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	53

(in thousands of Brazilian Reais)

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2022, FIDC BRF had an outstanding balance of R$947,488 (R$902,679 on December 31, 2021) in the Parent Company and Consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On December 31, 2022, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$39,783 (R$88,098 on December 31, 2021).

The movements of the expected credit losses are presented below:

Parent company			Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	(588,946)	(555,712)	(638,583)	(605,940)
(Additions) Reversals	(10,916)	(9,347)	(12,772)	(12,799)
Write-offs	10,236	6,351	10,744	15,685
Exchange rate variation	31,298	(30,238)	36,444	(35,529)
Ending balance	(558,328)	(588,946)	(604,167)	(638,583)

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	54

(in thousands of Brazilian Reais)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Not overdue	6,027,068	7,199,276	4,045,146	3,933,343
Overdue
01 to 60 days	11,774	21,934	125,082	127,249
61 to 90 days	2,364	1,036	7,629	6,241
91 to 120 days	1,291	794	17,084	3,770
121 to 180 days	6,976	1,481	18,536	3,002
181 to 360 days	7,678	4,950	17,902	9,687
More than 360 days	551,400	578,065	590,669	614,650
( - ) Adjustment to present value	(22,866)	(10,688)	(24,818)	(14,394)
( - ) Expected credit losses	(558,328)	(588,946)	(604,167)	(638,583)
	6,027,357	7,207,902	4,193,063	4,044,965

7.	INVENTORIES

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Finished goods	2,753,055	3,170,964	4,885,465	4,914,882
Work in progress	396,083	253,801	435,018	272,997
Raw materials	1,863,819	2,768,167	2,086,963	3,126,017
Packaging materials	130,797	145,392	181,193	182,501
Secondary materials	658,953	755,623	705,692	790,801
Supplies	164,963	190,693	230,092	250,475
Imports in transit	229,886	115,873	230,133	115,950
Other	111,242	141,322	111,648	142,490
(-) Adjustment to present value (1)	(201,757)	(138,332)	(205,313)	(141,243)
	6,107,041	7,403,503	8,660,891	9,654,870

(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and supply chain finance and is carried out for cost according to inventories turnover.

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	55

(in thousands of Brazilian Reais)

	Parent company
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	(19,103)	(23,957)	(45,084)	(23,579)	(5,790)	(7,715)	(69,977)	(55,251)
Additions	(312,133)	(124,735)	(157,174)	(98,090)	(6,326)	(7,757)	(475,633)	(230,582)
Reversals	268,967	129,589	-	-	-	-	268,967	129,589
Write-offs	-	-	137,674	76,585	6,817	9,682	144,491	86,267
Ending balance	(62,269)	(19,103)	(64,584)	(45,084)	(5,299)	(5,790)	(132,152)	(69,977)

	Consolidated
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	(31,026)	(31,155)	(54,015)	(29,831)	(11,654)	(14,719)	(96,695)	(75,705)
Additions	(343,739)	(163,274)	(193,040)	(118,691)	(9,258)	(10,047)	(546,037)	(292,012)
Reversals	304,977	163,332	-	-	-	-	304,977	163,332
Write-offs	-	-	173,648	94,500	11,075	13,106	184,723	107,606
Monetary correction by Hyperinflation	(22)	-	(311)	-	(170)	-	(503)	-
Exchange rate variation	3,139	71	24	7	63	6	3,226	84
Ending balance	(66,671)	(31,026)	(73,694)	(54,015)	(9,944)	(11,654)	(150,309)	(96,695)

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	56

(in thousands of Brazilian Reais)

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	1,040,204	783,706	1,746,488	1,260,582	2,786,692	2,044,288	505,778	405,030	540,298	425,252	320,937	324,444	1,367,013	1,154,726
Additions/Transfer	15,567,534	13,757,200	10,711,501	9,480,273	26,279,035	23,237,473	117,999	93,164	508,042	455,831	60,489	41,825	686,530	590,820
Changes in fair value (1)	2,678,737	2,486,821	302,255	511,574	2,980,992	2,998,395	65,954	97,787	(287,069)	(217,418)	33,840	16,443	(187,275)	(103,188)
Harvest	-	-	-	-	-	-	-	-	-	-	(67,546)	(57,818)	(67,546)	(57,818)
Write-off	-	-	-	-	-	-	-	-	-	-	(558)	(3,957)	(558)	(3,957)
Transfer between currentand non-current	92,415	90,203	147,400	123,367	239,815	213,570	(92,415)	(90,203)	(147,400)	(123,367)	-	-	(239,815)	(213,570)
Transfer to inventories	(18,252,233)	(16,077,726)	(11,031,043)	(9,629,308)	(29,283,276)	(25,707,034)	-	-	-	-	-	-	-	-
Ending balance	1,126,657	1,040,204	1,876,601	1,746,488	3,003,258	2,786,692	597,316	505,778	613,871	540,298	347,162	320,937	1,558,349	1,367,013

	Consolidated
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	1,153,433	868,428	1,746,488	1,260,582	2,899,921	2,129,010	553,247	472,053	540,298	425,252	320,937	324,444	1,414,482	1,221,749
Additions/Transfer	17,742,074	14,078,311	10,711,501	9,480,273	28,453,575	23,558,584	169,192	97,765	508,042	455,831	60,489	41,825	737,723	595,421
Changes in fair value (1)	3,618,570	2,628,793	302,255	511,574	3,920,825	3,140,367	65,364	105,385	(287,069)	(217,418)	33,840	16,443	(187,865)	(95,590)
Harvest	-	-	-	-	-	-	-	-	-	-	(67,546)	(57,818)	(67,546)	(57,818)
Write-off	-	-	-	-	-	-	-	-	-	-	(558)	(3,957)	(558)	(3,957)
Transfer between currentand non-current	119,621	91,890	147,400	123,367	267,021	215,257	(119,621)	(91,890)	(147,400)	(123,367)	-	-	(267,021)	(215,257)
Transfer to inventories	(21,313,444)	(16,469,201)	(11,031,043)	(9,629,308)	(32,344,487)	(26,098,509)	-	-	-	-	-	-	-	-
Exchange variation	(49,156)	(44,788)	-	-	(49,156)	(44,788)	(21,437)	(30,066)	-	-	-	-	(21,437)	(30,066)
Monetary correction by Hyperinflation	3,852	-	-	-	3,852	-	41,355	-	-	-	-	-	41,355	-
Ending balance	1,274,950	1,153,433	1,876,601	1,746,488	3,151,551	2,899,921	688,100	553,247	613,871	540,298	347,162	320,937	1,649,133	1,414,482

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,136,919 in the Parent Company (R$943,789 on December 31, 2021) and R$1,214,002 (R$1,030,491 on December 31, 2021) in the Consolidated.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	57

(in thousands of Brazilian Reais)

The book value and estimated quantities of live animals are set forth below:

	Parent company
	12.31.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	176,226	1,126,657	176,802	1,040,204
Immature pork	4,220	1,876,601	4,469	1,746,488
Total current	180,446	3,003,258	181,271	2,786,692

Production biological assets
Immature poultry	6,187	207,795	5,510	174,706
Mature poultry	10,287	389,521	10,420	331,072
Immature pork	215	140,559	223	141,101
Mature pork	450	473,312	452	399,197
Total non-current	17,139	1,211,187	16,605	1,046,076
	197,585	4,214,445	197,876	3,832,768

	Consolidated
	12.31.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	195,139	1,274,950	197,859	1,153,433
Immature pork	4,220	1,876,601	4,469	1,746,488
Total current	199,359	3,151,551	202,328	2,899,921

Production biological assets
Immature poultry	6,958	235,582	6,170	192,017
Mature poultry	11,394	452,518	11,621	361,230
Immature pork	215	140,559	223	141,101
Mature pork	450	473,312	452	399,197
Total non-current	19,017	1,301,971	18,466	1,093,545
	218,376	4,453,522	220,794	3,993,466

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2022 in the amount of R$59,388 in the Parent Company and in the Consolidated (R$69,308 in the Parent Company and in the Consolidated on December 31, 2021).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs, , therefore it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of forests and their impact on measurement are presented below.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	58

(in thousands of Brazilian Reais)

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate
Live animals	Cost approach	Price of the feed inputs	Increase in feed cost	Decrease in feed cost
		Storage costs	Increase in storage cost	Decrease in storage cost
		Outgrowers cost	Increase in outgrowers cost	Decrease in outgrowers cost

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2022 was equivalent to R$54.12 per stere (R$39.40 per stere on December 31, 2021). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2022 was 7.89% p.a. (6.70% p.a. on December 31, 2021).

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	12.31.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,811,678	498,068	(180,568)	(192,244)	241	1,937,175
(-) Impairment		(137,589)	(28,214)	23,334	16,506	-	(125,963)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,658,067	645,855	(868,909)	-	134,561	2,569,574
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		928,037	18,533	(8,343)	-	76,416	1,014,643
(-) Impairment		(1,984)	-	1,984	-	-	-
INSS
Recoverable INSS		318,126	44,697	(18,314)	-	21,715	366,224
Other
Other recoverable taxes		85,803	22,637	(1,908)	-	-	106,532
(-) Impairment		(530)	(575)	13	-	-	(1,092)
		5,647,380	1,201,001	(1,052,711)	(175,738)	232,933	5,852,865

Current		881,927					931,093
Non-current		4,765,453					4,921,772

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Restatement	12.31.22
Income taxes	9.4
Recoverable income taxes		240,652	117,657	(26,553)	-	3,278	335,034
(-) Impairment		(15,889)	-	-	-	-	(15,889)
		224,763	117,657	(26,553)	-	3,278	319,145

Current		29,784					85,856
Non-current		194,979					233,289
(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	59

(in thousands of Brazilian Reais)

		Parent company
	Note	12.31.20	Additions	Offset / Reversals	Transfers (1)	Interest	12.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,483,612	573,009	(84,904)	(160,278)	239	1,811,678
(-) Impairment		(154,721)	(30,396)	29,133	18,395	-	(137,589)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,167,001	467,854	(1,053,651)	-	76,863	2,658,067
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,524	6,888	(2,356)	-	114,981	928,037
(-) Impairment		(1,984)	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,824	36,829	(66,810)	-	6,283	318,126
(-) Impairment		(102)	102	-	-	-	-
Other
Other recoverable taxes		52,115	34,645	(957)	-	-	85,803
(-) Impairment		(1,484)	97	857	-	-	(530)
		5,680,557	1,089,028	(1,178,688)	(141,883)	198,366	5,647,380

Current		812,338					881,927
Non-current		4,868,219					4,765,453

	Note	12.31.20	Additions	Offset / Reversals	Transfers (1)	Restatement	12.31.21
Income taxes	9.4
Recoverable income taxes		91,996	178,387	(29,749)	-	18	240,652
(-) Impairment		(8,985)	(6,904)	-	-	-	(15,889)
		83,011	171,483	(29,749)	-	18	224,763

Current		28,888					29,784
Non-current		54,123					194,979

		Consolidated
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,886,027	768,497	(216,040)	(192,244)	242	(27,025)	2,219,457
(-) Impairment		(137,854)	(28,214)	23,332	16,507	-	-	(126,229)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,685,276	649,054	(880,317)	-	134,561	-	2,588,574
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		929,645	18,700	(8,388)	-	76,416	-	1,016,373
(-) Impairment		(1,984)	-	1,984	-	-	-	-
INSS
Recoverable INSS		318,138	46,537	(20,154)	-	21,715	-	366,236
Other
Other recoverable taxes		92,216	22,767	(7,265)	-	-	(135)	107,583
(-) Impairment		(1,007)	(575)	33	-	-	-	(1,549)
		5,756,229	1,476,766	(1,106,815)	(175,737)	232,934	(27,160)	6,156,217

Current		976,133						1,229,272
Non-current		4,780,096						4,926,945

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.22
Income taxes	9.4
Recoverable income taxes		294,050	203,796	(55,895)	-	3,280	(10,839)	434,392
(-) Impairment		(15,933)	36	-	-	-	-	(15,897)
		278,117	203,832	(55,895)	-	3,280	(10,839)	418,495

Current		71,762						173,596
Non-current		206,355						244,899
(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	60

(in thousands of Brazilian Reais)

		Consolidated
	Note	12.31.20	Business combination	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,568,975	6,479	668,918	(185,750)	(160,278)	239	(12,556)	1,886,027
(-) Impairment		(154,721)	-	(30,661)	29,133	18,395	-	-	(137,854)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,168,099	34,259	471,560	(1,065,504)	-	76,862	-	2,685,276
(-) Impairment		(14,228)	-	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,528	1,109	7,392	(2,363)	-	114,979	-	929,645
(-) Impairment		(1,984)	-	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	12	36,829	(66,810)	-	6,282	-	318,138
(-) Impairment		(102)	-	102	-	-	-	-	-
Other
Other recoverable taxes		52,889	3,995	39,427	(4,057)	-	-	(38)	92,216
(-) Impairment		(1,963)	-	99	857	-	-	-	(1,007)
		5,767,318	45,854	1,193,666	(1,294,494)	(141,883)	198,362	(12,594)	5,756,229

Current		899,120							976,133
Non-current		4,868,198							4,780,096

	Note	12.31.20	Business combination	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
Income taxes	9.4
Recoverable income taxes		107,728	922	246,162	(60,058)	-	18	(722)	294,050
(-) Impairment		(9,029)	-	(6,904)	-	-	-	-	(15,933)
		98,699	922	239,258	(60,058)	-	18	(722)	278,117

Current		43,840							71,762
Non-current		54,859							206,355

9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, , as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of December 31, 2022, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,091,340 (R$2,341,737 as of December 31, 2021). The amount of R$384,956 related do these credits was offset against other federal taxes for the year ended December 31, 2022 (R$628,557 for the year ended December 31, 2021).

9.3.	IPI - Industrialized Product Tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on December 31, 2022 is R$1,030,940 (R$945,845 for the year ended December 31, 2021), of which R$1,008,683 (R$919,982 for the year ended December 31, 2021) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$16,927 for the year ended December 31, 2021).

9.4.	Income Taxes

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	61

(in thousands of Brazilian Reais)

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.	Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$8,936 for the year ended December 31, 2022 in the Parent Company and Consolidated (R$32,802 for the year ended December 31, 2021).

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other recoverable taxes to offset federal taxes payable such as INSS and Income Taxes in the amount of R$924,027 in the Parent Company and Consolidated for the year ended December 31, 2022 (R$1,153,520 in the Parent Company and Consolidated for the year ended December 31, 2021), preserving its liquidity and optimizing its capital structure.

10.	DEFERRED INCOME TAXES
10.1.	Breakdown
	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Assets
Tax losses carryforward	2,770,926	2,805,912	2,800,162	2,822,754
Negative calculation basis (social contribution)	997,533	1,040,511	1,008,058	1,046,574

Temporary differences - Assets
Provisions for tax, civil and labor risks	417,613	456,206	420,470	458,229
Expected credit losses	178,815	184,230	183,504	184,643
Impairment on tax credits	57,083	64,297	57,083	64,297
Provision for other obligations	129,821	136,571	146,652	150,609
Employees' profit sharing	-	47,227	-	47,227
Write-down to net realizable value of inventories	44,932	25,204	48,744	27,934
Employees' benefits plan	117,851	137,174	138,451	148,990
Lease basis difference	132,841	95,563	132,841	95,563
Unrealized losses on derivatives, net	-	21,310	-	21,310
Other temporary differences	14,924	20,501	31,930	42,566
	4,862,339	5,034,706	4,967,895	5,110,696

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(307,442)	(323,005)	(307,442)
Depreciation (useful life) basis difference	(926,094)	(884,245)	(947,303)	(895,407)
Business combination (1)	(987,477)	(900,108)	(1,003,955)	(920,214)
Monetary correction by Hyperinflation	-	-	(85,997)	-
Unrealized gains on derivatives, net	(75,046)	-	(73,998)	-
Unrealized fair value gains, net	(71,086)	(37,109)	(71,617)	(37,692)
Other temporary differences	(3,297)	(20,415)	(7,022)	(32,381)
	(2,386,005)	(2,149,319)	(2,512,897)	(2,193,136)

Total deferred taxes	2,476,334	2,885,387	2,454,998	2,917,560

Total Assets	2,476,334	2,885,387	2,566,461	2,941,270
Total Liabilities	-	-	(111,463)	(23,710)
	2,476,334	2,885,387	2,454,998	2,917,560
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	62

(in thousands of Brazilian Reais)

Parent company			Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	2,885,387	2,068,769	2,917,560	2,082,537
Deferred income taxes recognized in income from continuing operations	(233,898)	779,862	(208,060)	807,744
Deferred income taxes recognized in other comprehensive income	(175,110)	8,738	(175,110)	8,738
Deferred income taxes recognized in loss from discontinued operations	-	28,018	-	28,018
Deferred taxes recognized in accumulated losses - monetary correction by hyperinflation	-	-	(32,655)	-
Other (1)	(45)	-	(46,737)	(9,477)
Ending balance	2,476,334	2,885,387	2,454,998	2,917,560
(1)	Related to the foreign exchange variation effect on the balances in foreign companies.
10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors annually. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

	Parent company	Consolidated
2023	408,784	413,147
2024	111,350	111,350
2025	216,448	229,380
2026	326,120	329,550
2027	412,560	430,581
2028 to 2030	1,322,896	1,323,780
2031 and 2032	970,301	970,432
	3,768,459	3,808,220

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$7,131,786 on December 31, 2022 (R$6,204,203 on December 31, 2021). Within this amount, R$3,768,459 on December 31, 2022 and (R$3,846,423 on December 31, 2021) are recognized as an asset, according to the recoverability expectation. The deferred tax credits on tax losses and negative social contribution basis related to the Parent Company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income, with the exception of the amount of R$408,784 that the Company will use to offset the debt arising from the Leniency Agreement entered into with the Federal Government (note 1.3).

10.3.	Effective income tax rate reconciliation

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	63

(in thousands of Brazilian Reais)

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21

Loss before taxes - continued operations	(2,902,148)	(125,082)	(2,805,044)	(34,788)
Nominal tax rate	34%	34%	34%	34%
Benefit at nominal rate	986,730	42,528	953,715	11,828
Adjustments to income taxes
Income from associates and joint ventures	(285,734)	294,952	366	8,626
Difference of tax rates on results of foreign subsidiaries	-	-	212,753	244,822
Difference of functional currency of foreign subsidiaries	-	-	(538,002)	(129)
Deferred tax assets not recognized (1)	(967,139)	(840,523)	(967,103)	(840,457)
Recognition of tax assets from previous years	(77,964)	1,025,000	(77,964)	1,025,000
Interest on taxes	83,102	104,177	83,235	104,789
Profits taxed by foreign jurisdictions	(30,899)	(32,770)	(31,400)	(33,455)
Share-based payment	(16,600)	(24,454)	(16,600)	(24,454)
Transfer price	(24,995)	(71,634)	(24,995)	(71,634)
Penalties	(5,325)	(11,042)	(5,320)	(11,042)
Tax paid on international subsidiaries	20,626	-	21,061	-
Investment grant	114,913	109,591	114,913	109,591
Other permanent differences	(10,022)	28,642	(10,293)	28,617
	(213,307)	624,467	(285,634)	552,102

Effective rate	-7.3%	499.2%	-10.2%	1587.0%

Current tax	20,591	(155,395)	(77,574)	(255,642)
Deferred tax	(233,898)	779,862	(208,060)	807,744

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	257,244	248,990	245,136	269,747	43,251	34,539	545,631	553,276
Additions	3,408	5,002	87,648	100,403	19,358	10,723	110,414	116,128
Release in favor of the Company	(74,677)	(1,743)	(34,581)	(38,346)	(780)	(1,997)	(110,038)	(42,086)
Release in favor of the counterparty	(12,402)	(207)	(116,138)	(115,268)	(3,669)	(3,717)	(132,209)	(119,192)
Interest	14,858	5,202	11,285	28,600	1,810	3,703	27,953	37,505
Ending balance	188,431	257,244	193,350	245,136	59,970	43,251	441,751	545,631

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	64

(in thousands of Brazilian Reais)

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	259,468	248,990	246,007	269,812	44,844	34,539	550,319	553,341
Additions	3,628	5,074	88,489	100,730	24,644	12,305	116,761	118,109
Release in favor of the Company	(74,677)	(1,743)	(34,602)	(38,357)	(780)	(1,997)	(110,059)	(42,097)
Release in favor of the counterparty	(12,402)	(236)	(116,258)	(115,633)	(6,315)	(3,717)	(134,975)	(119,586)
Business combination	-	2,132	-	859	-	-	-	2,991
Interest	15,144	5,251	11,295	28,604	2,216	3,714	28,655	37,569
Exchange rate variation	-	-	(25)	(8)	-	-	(25)	(8)
Ending balance	191,161	259,468	194,906	246,007	64,609	44,844	450,676	550,319

12.	INVESTMENTS

12.1.	Partnership with AES Brasil Energia S.A.

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

The transaction was initiated on March 14, 2022, with the subscription of the shares of Potengi Holdings S.A. and partial capital contribution by BRF S.A. in the amount of R$60,060. From that date, BRF became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A., affiliated entity. During the year ended on December 31, 2022, BRF S.A. made an additional capital contribution to the capital already subscribed, in the amount of R$32,031. The operation of the park is scheduled to begin by 2024.

12.2.	Composition and rollforward the investments
	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Investments	13,269,785	13,269,365	100,481	6,520
Investment in subsidiaries	13,169,304	13,262,845	-	-
Investment in affiliates	100,481	6,520	100,481	6,520
Other investments	583	583	583	593
	13,270,368	13,269,948	101,064	7,113

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	65

(in thousands of Brazilian Reais)

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

	Subsidiaries												Affiliates
															Total
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	12.31.22	12.31.21
a) Participation as of December 31, 2022
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1,897,145	9,918,875	2,087,898,669	5,563,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	2,826,940
Quantity of shares and quotas held	7,176,530	1,897,145	9,918,538	2,087,898,669	5,563,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	942,313
													-
b) Information as of December 31, 2022
Share capital	7,177	6,523	1,765	1,323,088	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	508	11,785,220	58	1,276,539	8,667	61,547	4,950	7,202	91,906	(66,830)	(1,559)	2,511	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	132	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	292	-	-	-	-	-	-	-	-
Income (loss) for the period	(88)	(807,247)	154	(21,829)	546	895	3,059	866	(8,498)	(4,788)	(2,489)	211	-	-

c) Movements of investments
Beginning balance (12.31.21)	596	12,101,820	77	1,051,231	8,121	772	1,942	614	95,322	-	-	2,350	-	6,520	13,269,365	11,921,742
Result Movements
Income (loss)	(88)	(807,247)	154	(21,853)	546	297	(1,551)	87	(8,627)	(3,400)	-	211	1,076	-	(840,395)	867,505
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	(50)	-	-	(50)	(14)
Capital movements
Capital increase (reduction)	-	-	-	253,348	-	-	-	-	-	-	-	-	32,031	794	286,173	1,007,008
Capital transaction between subsidiaries	-	192,144	-	-	-	-	-	-	-	-	-	-	-	-	192,144	856
Write-off of put option held by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,658
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	60,060	-	60,060	(1,993)
Goodwill movements
Goodwill on acquisition of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(79,673)
Exchange rate variation on goodwill	-	-	-	-	-	(5)	-	-	-	-	-	-	-	-	(5)	30
Other
Other comprehensive income	-	349,452	(173)	(6,187)	-	(26)	1,743	20	5,212	1,268	-	-	-	-	351,309	(454,666)
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	2,132	-	-	-	-	2,132	13,455
Discontinued operations	-	(50,948)	-	-	-	-	-	-	-	-	-	-	-	-	(50,948)	(25,543)
Ending balance (12.31.22)	508	11,785,221	58	1,276,539	8,667	1,038	2,134	721	91,907	-	-	2,511	93,167	7,314	13,269,785	13,269,365
(1)	Economic participation of 24%.

On December 31, 2022, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	66

(in thousands of Brazilian Reais)

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers (2)	12.31.22
Cost
Land		554,968	10,289	(10,383)	7,602	562,476
Buildings, facilities and improvements		10,436,213	815,232	(121,850)	458,893	11,588,488
Machinery and equipment		8,109,401	11,464	(230,117)	887,631	8,778,379
Furniture and fixtures		113,358	575	(3,705)	19,251	129,479
Vehicles		203,697	46,595	(3,688)	-	246,604
Construction in progress		1,096,575	1,244,779	-	(1,383,156)	958,198
Advances to suppliers		7,523	(6,097)	-	-	1,426
		20,521,735	2,122,837	(369,743)	(9,779)	22,265,050

Depreciation
Land (3)	20.97%	(20,305)	(6,819)	2,069	(3)	(25,058)
Buildings, facilities and improvements	11.00%	(4,188,543)	(650,224)	105,667	(93)	(4,733,193)
Machinery and equipment	6.30%	(4,420,596)	(496,506)	195,649	299	(4,721,154)
Furniture and fixtures	6.65%	(56,748)	(6,594)	2,841	(202)	(60,703)
Vehicles	27.22%	(112,332)	(66,864)	2,592	-	(176,604)
		(8,798,524)	(1,227,007)	308,818	1	(9,716,712)
		11,723,211	895,830	(60,925)	(9,778)	12,548,338

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,811 to intangible assets, R$15 from property, plant and equipment to goods in lending and R$(48) from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,631 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	67

(in thousands of Brazilian Reais)

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	12.31.21
Cost
Land		560,856	3,581	(17,512)	8,043	554,968
Buildings, facilities and improvements		9,772,665	353,143	(172,241)	482,646	10,436,213
Machinery and equipment		7,864,533	104,750	(230,208)	370,326	8,109,401
Furniture and fixtures		106,031	391	(3,613)	10,549	113,358
Vehicles		209,770	2,210	(9,007)	724	203,697
Construction in progress		595,353	1,394,230	-	(893,008)	1,096,575
Advances to suppliers		923	6,600	-	-	7,523
		19,110,131	1,864,905	(432,581)	(20,720)	20,521,735

Depreciation
Land	20.97%	(12,648)	(8,246)	589	-	(20,305)
Buildings, facilities and improvements	9.45%	(3,683,103)	(599,231)	102,083	(8,292)	(4,188,543)
Machinery and equipment	7.02%	(4,127,347)	(499,058)	198,215	7,594	(4,420,596)
Furniture and fixtures	6.67%	(54,722)	(5,344)	2,632	686	(56,748)
Vehicles	28.15%	(63,753)	(56,116)	7,532	5	(112,332)
		(7,941,573)	(1,167,995)	311,051	(7)	(8,798,524)
		11,168,558	696,910	(121,530)	(20,727)	11,723,211

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	68

(in thousands of Brazilian Reais)

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.22
Cost
Land		710,017	10,289	(10,715)	56,130	7,601	(21,771)	751,551
Buildings, facilities and improvements		11,294,650	922,240	(130,814)	90,634	513,309	(69,191)	12,620,828
Machinery and equipment		8,735,375	21,913	(242,875)	281,368	1,035,129	(100,872)	9,730,038
Furniture and fixtures		150,865	1,141	(5,855)	26,735	23,238	(8,515)	187,609
Vehicles		384,289	246,491	(7,080)	7,141	10,589	(13,758)	627,672
Construction in progress		1,144,725	1,420,309	(2,279)	11,632	(1,456,540)	(22,704)	1,095,143
Advances to suppliers		33,109	8,651	-	-	(135)	(9,739)	31,886
		22,453,030	2,631,034	(399,618)	473,640	133,191	(246,550)	25,044,727

Depreciation
Land (3)	15.34%	(36,788)	(12,410)	2,401	1,090	(4)	1,277	(44,434)
Buildings, facilities and improvements	3.59%	(4,494,435)	(752,798)	114,639	8,968	(25,989)	19,239	(5,130,376)
Machinery and equipment	6.25%	(4,612,648)	(556,013)	208,582	(105,534)	(105,596)	49,452	(5,121,757)
Furniture and fixtures	6.64%	(72,820)	(9,549)	3,883	(13,210)	(2,913)	4,066	(90,543)
Vehicles	22.85%	(195,477)	(166,428)	5,797	(6,175)	(8,607)	4,157	(366,733)
		(9,412,168)	(1,497,198)	335,302	(114,861)	(143,109)	78,191	(10,753,843)
		13,040,862	1,133,836	(64,316)	358,779	(9,918)	(168,359)	14,290,884
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,951 to intangible assets, R$15 from property, plant and equipment to goods in lending and R$(48) from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,631 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	69

(in thousands of Brazilian Reais)

	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.21
Cost
Land		608,389	4,799	(19,378)	27,988	100,463	(12,244)	710,017
Buildings, facilities and improvements		10,444,526	533,269	(183,824)	95,153	413,049	(7,523)	11,294,650
Machinery and equipment		8,395,520	111,951	(274,290)	165,216	391,013	(54,035)	8,735,375
Furniture and fixtures		157,085	3,959	(8,076)	5,092	4,833	(12,028)	150,865
Vehicles		346,218	46,768	(29,710)	8,637	7,844	4,532	384,289
Construction in progress		608,255	1,494,087	(18,601)	9,915	(937,589)	(11,342)	1,144,725
Advances to suppliers		12,748	42,290	-	-	(19,437)	(2,492)	33,109
		20,572,741	2,237,123	(533,879)	312,001	(39,824)	(95,132)	22,453,030

Depreciation
Land	15.34%	(13,800)	(12,106)	2,272	-	(11,954)	(1,200)	(36,788)
Buildings, facilities and improvements	8.11%	(3,851,225)	(763,843)	111,746	-	3,668	5,219	(4,494,435)
Machinery and equipment	6.84%	(4,304,007)	(549,206)	220,428	-	890	19,247	(4,612,648)
Furniture and fixtures	6.66%	(79,924)	(10,566)	6,362	-	4,027	7,281	(72,820)
Vehicles	27.90%	(108,205)	(104,473)	18,482	-	343	(1,624)	(195,477)
		(8,357,161)	(1,440,194)	359,290	-	(3,026)	28,923	(9,412,168)
		12,215,580	796,929	(174,589)	312,001	(42,850)	(66,209)	13,040,862

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	70

(in thousands of Brazilian Reais)

The amount of capitalized borrowing costs during the year ended December 31, 2022 was of R$83,303 in the Parent Company and R$93,261 in the Consolidated (R$56,337 in the Parent Company and R$57,001 in the Consolidated during the year ended December 31, 2021).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 8.96% p.a. in the Parent Company and 9.55% p.a. in the Consolidated (7.71% p.a. in the Parent Company and 7.77% in the Consolidated for the year ended December 31, 2021).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	12.31.22	12.31.21	12.31.22	12.31.21
Land	Financial/Tax	90,757	150,420	90,757	150,420
Buildings, facilities and improvements	Financial/Tax	1,296,008	1,207,344	1,298,326	1,209,662
Machinery and equipment	Financial/Labor/Tax/Civil	1,375,162	1,280,116	1,376,186	1,284,033
Furniture and fixtures	Financial/Tax	15,632	14,960	15,632	14,960
Vehicles	Financial/Tax	160	276	160	276
		2,777,719	2,653,116	2,781,061	2,659,351

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	12.31.22
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		69,950	14,185	(69,950)	-	14,185
Outgrowers relationship		4,740	-	(4,223)	-	517
Patents		2,485	-	-	-	2,485
Software		726,021	-	(88,262)	210,116	847,875
Intangible in progress		71,072	198,356	-	(200,309)	69,119
		3,810,808	212,541	(162,435)	9,807	3,870,721

Amortization
Non-compete agreement	55.14%	(68,587)	(2,742)	69,950	-	(1,379)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	(347)
Patents	10.00%	(2,301)	(23)	-	-	(2,324)
Software	59.88%	(525,159)	(164,306)	75,179	-	(614,286)
		(600,472)	(167,216)	149,352	-	(618,336)
		3,210,336	45,325	(13,083)	9,807	3,252,385
(1)	Weighted average annual rate.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	71

(in thousands of Brazilian Reais)

		Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	12.31.21
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,764	1,369	(3,183)	-	69,950
Outgrowers relationship		5,328	197	(785)	-	4,740
Patents		6,205	-	(3,720)	-	2,485
Software		613,041	5,214	(64,038)	171,804	726,021
Intangible in progress		45,918	168,191	-	(143,037)	71,072
		3,678,796	174,971	(71,726)	28,767	3,810,808

Amortization
Non-compete agreement	55.14%	(69,089)	(2,680)	3,182	-	(68,587)
Outgrowers relationship	19.48%	(4,695)	(505)	775	-	(4,425)
Patents	10.00%	(5,997)	(24)	3,720	-	(2,301)
Software	59.88%	(412,539)	(176,542)	63,917	5	(525,159)
		(492,320)	(179,751)	71,594	5	(600,472)
		3,186,476	(4,780)	(132)	28,772	3,210,336
(1)	Weighted average annual rate.

		Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Business combination (2)	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	171,880	(118,934)	3,474,103
Trademarks		1,733,335	-	-	-	-	203,246	(55,382)	1,881,199
Non-compete agreement		110,208	19,609	(69,950)	-	-	-	(2,441)	57,426
Outgrowers relationship		4,740	-	(4,223)	-	11	-	(11)	517
Patents		3,518	-	(1)	-	-	1,978	(617)	4,878
Customer relationship		1,119,534	-	-	-	-	381,289	(160,572)	1,340,251
Software		770,399	118	(92,163)	-	240,679	19,111	(8,054)	930,090
Intangible in progress		98,716	209,007	-	-	(224,769)	525	(6,216)	77,263
		7,265,633	228,734	(166,337)	(4,026)	15,921	778,029	(352,227)	7,765,727

Amortization
Non-compete agreement	62.71%	(106,749)	(5,023)	69,950	-	-	-	2,486	(39,336)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	-	-	-	(347)
Patents	8.08%	(2,928)	(475)	-	-	-	(715)	294	(3,824)
Customer relationship	6.92%	(437,774)	(102,727)	-	-	-	(147,827)	66,222	(622,106)
Software	52.04%	(563,943)	(175,768)	79,091	-	(5,972)	(4,925)	6,013	(665,504)
		(1,115,819)	(284,138)	153,264	-	(5,972)	(153,467)	75,015	(1,331,117)
		6,149,814	(55,404)	(13,073)	(4,026)	9,949	624,562	(277,212)	6,434,610
(1)	Weighted average annual rate.
(2)	The reduction on goodwill reflects the price adjustment on the business combination with Mogiana according to contractual terms of the shares purchase agreement, which has not impacted other assets and liabilities fair values on the transaction which was conclude in December 2021.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	72

(in thousands of Brazilian Reais)

		Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.21
Cost
Goodwill		2,935,577	-	(6,145)	468,604	-	27,147	3,425,183
Trademarks		1,327,738	-	-	474,874	-	(69,277)	1,733,335
Non-compete agreement		107,162	1,369	(3,182)	2,246	-	2,613	110,208
Outgrowers relationship		5,328	197	(785)	-	-	-	4,740
Patents		6,205	-	(3,723)	-	1,038	(2)	3,518
Customer relationship		1,067,713	-	-	124,569	-	(72,748)	1,119,534
Software		657,255	5,220	(64,045)	1,828	172,107	(1,966)	770,399
Intangible in progress		46,054	178,059	-	-	(125,275)	(122)	98,716
		6,153,032	184,845	(77,880)	1,072,121	47,870	(114,355)	7,265,633

Amortization
Non-compete agreement	62.71%	(97,408)	(10,086)	3,182	-	-	(2,437)	(106,749)
Outgrowers relationship	19.48%	(4,695)	(505)	775	-	-	-	(4,425)
Patents	8.08%	(5,999)	(42)	3,723	-	(614)	4	(2,928)
Customer relationship	6.92%	(375,131)	(84,010)	-	-	-	21,367	(437,774)
Software	52.04%	(449,697)	(180,026)	63,920	-	3,639	(1,779)	(563,943)
		(932,930)	(274,669)	71,600	-	3,025	17,155	(1,115,819)
		5,220,102	(89,824)	(6,280)	1,072,121	50,895	(97,200)	6,149,814
(1)	Weighted average annual rate.

14.1.	Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2022, the Company used its budget, strategic and financial planning with projections until 2027 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 9.83% p.a. to 13.24% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2023	2024	2025	2026	2027
Inflation Brazil	5.16%	3.59%	3.93%	3.68%	3.41%
Inflation - United States	1.90%	2.29%	2.22%	2.20%	2.21%
Exchange rate - BRL / USD	5.12	5.10	5.18	5.20	5.20

The rates presented above don’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a sensitivity analysis, in which increases and decreases 2 p.p. the operating margin1 (operating income over net sales) and the nominal discount rate and did not identify any scenarios in which an impairment was necessary.

1 The main assumptions contained in the margin include the projected income and commodity cost value.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	73

(in thousands of Brazilian Reais)

15.	LOANS AND BORROWINGS
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed	10.75% (5.14% on 12.31.21)	0.6	383,342	386,844	(376,808)	(18,473)	26,756	-	401,661
Certificate of agribusiness receivables (4)	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Export credit facility (5)	Fixed / CDI	9.05% (10.99% on 12.31.21)	4.7	3,500,875	637,000	(400,000)	(272,642)	290,236	(141,914)	3,613,555
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286

				9,065,781	2,773,833	(945,475)	(637,155)	845,224	(141,914)	10,960,294

Foreign currency
Bonds	Fixed / FX USD and EUR	5.06% (4.92% on 12.31.21)	13.0	12,764,287	-	(2,416,162)	(676,937)	605,871	(983,382)	9,293,677
Export credit facility	Fixed / LIBOR /FX USD	7.10% (3.06% on 12.31.21)	4.7	281,112	-	(142,015)	(6,525)	7,209	(6,894)	132,887
				13,045,399	-	(2,558,177)	(683,462)	613,080	(990,276)	9,426,564
				22,111,180	2,773,833	(3,503,652)	(1,320,617)	1,458,304	(1,132,190)	20,386,858

Current				2,790,926						3,379,835
Non-current				19,320,254						17,007,023

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	On December 31, 2022, includes the amount of R$2,019,866 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	74

(in thousands of Brazilian Reais)

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.21
Local currency
Working capital	Fixed	5.14% (3.25% on 12.31.20)	0.6	368,681	400,000	(387,154)	(11,909)	13,724	-	383,342
Certificate of agribusiness receivables	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	95	146,760	-	967,948
Export credit facility	Fixed / CDI / FX USD	10.99% (3.69% on 12.31.20)	4.2	2,408,697	937,250	-	(117,679)	121,936	150,671	3,500,875
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	(188,668)	411,129	-	4,210,015

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	82,064	(123,236)	(797)	754	-	3,601

				6,665,292	2,384,863	(510,390)	(318,958)	694,303	150,671	9,065,781

Foreign currency
Bonds	Fixed / FX USD and EUR	4.92% (4.91% on 12.31.20)	13.0	12,252,326	-	(314,806)	(729,170)	763,826	792,111	12,764,287
Export credit facility	Fixed / LIBOR /FX USD	3.06% (3.13% on 12.31.20)	4.2	392,636	-	(135,668)	(10,874)	9,818	25,200	281,112
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	-	249,000	(249,000)	(1,242)	1,242	-	-
				12,644,962	249,000	(699,474)	(741,286)	774,886	817,311	13,045,399
				19,310,254	2,633,863	(1,209,864)	(1,060,244)	1,469,189	967,982	22,111,180

Current				811,919						2,790,926
Non-current				18,498,335						19,320,254

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	75

(in thousands of Brazilian Reais)

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed / CDI	10.72% (5.24% on 12.31.21)	0.6	406,962	386,844	(392,684)	(18,473)	26,902	(365)	409,186
Certificate of agribusiness receivables (4)	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146
Export credit facility (5)	Fixed / CDI	9.05% (10.87% on 12.31.21)	5.3	3,516,273	637,000	(415,706)	(272,642)	290,544	(141,914)	3,613,555
Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286
				9,112,478	2,773,833	(983,385)	(638,627)	845,799	(142,279)	10,967,819

Foreign currency
Bonds	Fixed / FX USD and EUR	4.91% (4.82% on 12.31.21)	11.0	15,544,012	-	(2,416,162)	(793,711)	724,476	(1,156,325)	11,902,290
Export credit facility	Fixed / LIBOR / FX USD	7.10% (3.43% on 12.31.21)	0.2	311,385	-	(170,051)	(7,119)	7,609	(8,937)	132,887
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	16.83% (13.35% on 12.31.21)	0.7	485,052	618,780	(412,058)	(78,844)	74,581	(173,507)	514,004

				16,343,552	618,780	(3,001,037)	(879,674)	806,613	(1,339,053)	12,549,181
				25,456,030	3,392,613	(3,984,422)	(1,518,301)	1,652,412	(1,481,332)	23,517,000

Current				3,203,068						3,879,874
Non-current				22,252,962						19,637,126
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	On December 31, 2022, includes the amount of R$2,019,866 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	76

(in thousands of Brazilian Reais)

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Business combination	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.21
Local currency
Working capital	Fixed / CDI	5.24% (3.25% on 12.31.20)	0.7	368,681	400,000	25,950	(389,734)	(11,910)	13,975	-	406,962
Certificate of agribusiness receivables	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	-	95	146,760	-	967,948
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	3.12%	3.7	-	-	9,006	(1,351)	(87)	111	-	7,679
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	-	(188,668)	411,129	-	4,210,015
Export credit facility	Fixed / CDI / FX USD	10.87% (3.69% on 12.31.20)	4.2	2,408,697	937,250	20,456	(5,632)	(117,679)	122,510	150,671	3,516,273

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	82,064	-	(123,236)	(797)	754	-	3,601
				6,665,292	2,384,863	55,412	(519,953)	(319,046)	695,239	150,671	9,112,478

Foreign currency
Bonds	Fixed / FX USD and EUR	4.82% (4.81% on 12.31.20)	11.6	14,829,993	-	-	(314,806)	(790,836)	888,804	930,857	15,544,012
Export credit facility	Fixed / LIBOR / FX USD	3.43% (3.13% on 12.31.20)	1.3	392,636	-	30,476	(138,870)	(10,867)	10,466	27,544	311,385
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	-	249,000	2,672	(249,000)	(1,182)	1,363	250	3,103
Working capital	Fixed / FX TRY and USD	13.35% (10.98% on 12.31.20)	1.5	516,505	356,919	29,555	(172,718)	(71,436)	85,339	(259,112)	485,052

				15,739,134	605,919	62,703	(875,394)	(874,321)	985,972	699,539	16,343,552
				22,404,426	2,990,782	118,115	(1,395,347)	(1,193,367)	1,681,211	850,210	25,456,030

Current				1,059,984							3,203,068
Non-current				21,344,442							22,252,962

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

On December 31, 2022 and on December 31, 2021 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

The maturity schedule of the loans and borrowings is presented on note 24.3.

In the ordinary course of business, the Company from time to time may consider repurchasing any of its Senior Unsecured Notes (Bonds), subject market conditions, as alternative for improving the cost of capital and for better equalization of the foreign exchange balances and of the indebtedness profile. Such repurchases may be carried out in different ways, including open market transactions. Subject to compliance with applicable laws, any such transaction may be carried out at any time, and the Company has no obligation to acquire any particular amount of Bonds.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	77

(in thousands of Brazilian Reais)

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 12, 2019 the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years, which renewal was approved by the Board of Directors on October 21, 2022, under the same conditions, for an additional period of 2 years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2022, the credit facilities were available, but unused.

15.2.    Guarantees

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Total loans and borrowings	20,386,858	22,111,180	23,517,000	25,456,030
Mortgage guarantees	5,286	3,601	5,286	20,343
Related to FINAME	-	-	-	16,742
Related to tax incentives and other	5,286	3,601	5,286	3,601

On December 31, 2022, the amount of bank guarantees contracted by the Company was of R$447,736 (R$478,468 as of December 31, 2021) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.92% p.a. (1.93% p.a. as of December 31, 2021).

15.3.	Debentures offering

On July 13, 2022, the securitization company subscribed, under the private placement, 1,700,000 (one million and seven hundred thousand) debentures with a unit face value of R$ 1 (one thousand Reais) and consists of two series, in a total amount of R$1,700,000 (one billion and seven hundred million Reais). The first series is composed of 710,000 (seven hundred and ten thousand) debentures, with maturity on July 13, 2027 and indexed to DI. The second series is composed of 990,000 (nine hundred and ninety thousand) debentures, with maturity on July 13, 2032 and indexed to IPCA.

15.4.	Senior Notes repurchase

During the year ended on December 31, 2022, the Company repurchased the following issues of senior notes: 4.875% Senior Notes due in 2030 and 5.75% Senior Notes due in 2050. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 4 7/8	USD	2030	102,291	537,837	588,307	3,069,609
BRF S.A. - BRFSBZ 5 3/4	USD	2050	128,810	676,862	671,190	3,502,068
(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 12.31.22.

The Company paid the amount equivalent to R$950,924 for the repurchase of these liabilities, which includes notional as depicted above, increased by interest, premium and taxes in the amount of R$12,142 and net of financial income in the amount of R$275,917 referring to the discount on the repurchase. Furthermore, the repurchase generated financial expenses in the amount of R$9,932 related to financial taxes and R$23,941 with the write-off of the costs of issuance.

16.	TRADE ACCOUNTS PAYABLE

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	78

(in thousands of Brazilian Reais)

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Trade accounts payable
Domestic market
Third parties	10,141,950	9,652,212	10,327,274	9,776,720
Related parties	44,209	61,418	26,970	36,058
Foreign market
Third parties	1,211,448	850,441	2,570,360	2,019,800
Related parties	1,519	-	42	24
	11,399,126	10,564,071	12,924,646	11,832,602

(-) Adjustment to present value	(179,198)	(114,599)	(181,559)	(117,978)
	11,219,928	10,449,472	12,743,087	11,714,624

Current	11,212,469	10,440,754	12,735,628	11,701,996
Non-current	7,459	8,718	7,459	12,628

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	12.31.22	12.31.21
Supply chain finance
Domestic market	1,268,269	1,971,441
Foreign market	153,437	293,732
	1,421,706	2,265,173

(-) Adjustment to present value	(28,569)	(27,198)
	1,393,137	2,237,975

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions. The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

These agreements can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are registered with suppliers in which one or more of the conditions mentioned were changed in the commercial negotiation made by BRF directly and exclusively with the supplier.

In addition to the balance highlighted in the table above, on December 31, 2022, R$4,166,746 in the Parent Company and R$4,373,134 in the Consolidated (R$3,754,104 in the Parent Company and R$3,905,827 in the Consolidated as of December 31, 2021) which are included in the balance presented in note 16, corresponds to supply chain finance transactions, however for this balance the commercial conditions negotiated with the suppliers in which there were no changes.

BRF performs the payment of invoices according to the same price and term conditions negotiated with its suppliers, regardless of whether or not it was discounted by its suppliers without incurring any charge to the Company. In addition, the Company does not change commercial conditions after negotiation and invoicing of goods or services.

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items (note 3.20.3).

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	79

(in thousands of Brazilian Reais)

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	12.31.22
Cost
Land		47,514	732	(2,158)	46,088
Buildings		2,912,644	814,038	(105,913)	3,620,769
Machinery and equipment		111,979	4,086	(74,172)	41,893
Vehicles		196,249	46,559	(3,499)	239,309
Software		79,732	-	(67,429)	12,303
		3,348,118	865,415	(253,171)	3,960,362

Depreciation
Land	16.23%	(19,958)	(6,743)	2,070	(24,631)
Buildings	28.94%	(1,183,829)	(424,159)	94,510	(1,513,478)
Machinery and equipment	31.66%	(72,335)	(24,639)	74,074	(22,900)
Vehicles	27.61%	(106,405)	(66,351)	2,399	(170,357)
Software	71.98%	(61,193)	(3,998)	54,377	(10,814)
		(1,443,720)	(525,890)	227,430	(1,742,180)
		1,904,398	339,525	(25,741)	2,218,182
(1)	Weighted average annual rate.
	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	12.31.21
Cost
Land		45,592	3,429	(1,507)	47,514
Buildings		2,642,544	353,028	(82,928)	2,912,644
Machinery and equipment		112,195	98,353	(98,569)	111,979
Vehicles		201,924	2,210	(7,885)	196,249
Software		74,582	5,214	(64)	79,732
		3,076,837	462,234	(190,953)	3,348,118

Depreciation
Land	15.66%	(12,376)	(8,170)	588	(19,958)
Buildings	26.48%	(848,016)	(389,368)	53,555	(1,183,829)
Machinery and equipment	67.61%	(107,089)	(63,605)	98,359	(72,335)
Vehicles	28.68%	(57,575)	(55,626)	6,796	(106,405)
Software	42.19%	(33,048)	(28,209)	64	(61,193)
		(1,058,104)	(544,978)	159,362	(1,443,720)
		2,018,733	(82,744)	(31,591)	1,904,398
(1)	Weighted average annual rate.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	80

(in thousands of Brazilian Reais)

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Land		145,394	732	(2,489)	3,534	(7,431)	139,740
Buildings		3,223,625	927,818	(116,707)	18,933	(22,526)	4,031,143
Machinery and equipment		117,412	4,086	(74,193)	815	(432)	47,688
Vehicles		369,979	246,075	(5,477)	6,279	(14,740)	602,116
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	1,178,711	(266,294)	29,561	(45,129)	4,832,990

Depreciation
Land	8.95%	(36,439)	(12,334)	2,401	1,090	1,276	(44,006)
Buildings	5.16%	(1,383,968)	(510,875)	104,540	(10,225)	15,751	(1,784,777)
Machinery and equipment	25.60%	(73,385)	(27,726)	74,111	(475)	192	(27,283)
Vehicles	23.19%	(189,817)	(161,992)	4,383	(5,496)	6,015	(346,907)
Software	76.58%	(61,193)	(3,998)	54,377	-	-	(10,814)
		(1,744,802)	(716,925)	239,812	(15,106)	23,234	(2,213,787)
		2,191,339	461,786	(26,482)	14,455	(21,895)	2,619,203
(1)	Weighted average annual rate.
	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	Business combination	Exchange rate variation	12.31.21
Cost
Land		48,661	3,761	(2,503)	90,549	-	4,926	145,394
Buildings		2,861,916	532,728	(88,723)	(90,549)	6,252	2,001	3,223,625
Machinery and equipment		112,593	98,353	(98,918)	596	4,527	261	117,412
Vehicles		344,918	46,707	(29,186)	(596)	851	7,285	369,979
Software		74,582	5,213	(64)	-	-	-	79,731
		3,442,670	686,762	(219,394)	-	11,630	14,473	3,936,141

Depreciation
Land	9.03%	(13,526)	(12,030)	1,533	(11,954)	-	(462)	(36,439)
Buildings	21.29%	(914,816)	(535,838)	59,332	11,954	-	(4,600)	(1,383,968)
Machinery and equipment	57.13%	(107,316)	(64,228)	98,673	(338)	-	(176)	(73,385)
Vehicles	28.83%	(101,495)	(102,320)	17,699	338	-	(4,039)	(189,817)
Software	42.22%	(33,048)	(28,209)	64	-	-	-	(61,193)
		(1,170,201)	(742,625)	177,301	-	-	(9,277)	(1,744,802)
		2,272,469	(55,863)	(42,093)	-	11,630	5,196	2,191,339
(1)	Weighted average annual rate.

18.2.	Lease liabilities
	Parent company
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.22
Land	6.9	32,693	732	(5,808)	(3,626)	3,626	(166)	27,451
Buildings	7.9	1,977,283	822,136	(372,727)	(94,407)	183,097	(19,395)	2,495,987
Machinery and equipment	3.9	40,220	4,086	(24,138)	(2,387)	2,387	(10)	20,158
Vehicles	1.3	98,460	46,559	(61,894)	(6,864)	6,864	(1,362)	81,763
Software	0.8	19,667	-	(4,102)	(249)	249	(13,961)	1,604

		2,168,323	873,513	(468,669)	(107,533)	196,223	(34,894)	2,626,963

Current		364,470						521,544
Non-current		1,803,853						2,105,419
(1)	Weighted average maturity in years.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	81

(in thousands of Brazilian Reais)

	Parent company
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.21
Land	6.8	35,934	3,429	(5,562)	(4,576)	4,576	(1,108)	32,693
Buildings	6.8	2,033,405	353,028	(382,725)	(96,387)	162,359	(92,397)	1,977,283
Machinery and equipment	1.5	3,591	98,353	(61,723)	(3,615)	3,615	(1)	40,220
Vehicles	2.3	152,554	2,210	(55,118)	(10,861)	10,861	(1,186)	98,460
Software	1.5	43,210	5,214	(28,757)	(2,306)	2,306	-	19,667

		2,268,694	462,234	(533,885)	(117,745)	183,717	(94,692)	2,168,323

Current		302,946						364,470
Non-current		1,965,748						1,803,853

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.22
Land	10.3	126,293	732	(7,709)	(9,653)	9,653	(166)	(6,674)	112,476
Buildings	1.8	2,095,375	935,916	(458,434)	(102,740)	191,431	(19,395)	(8,079)	2,634,074
Machinery and equipment	2.0	45,218	4,086	(25,609)	(2,709)	2,709	(10)	(1,120)	22,565
Vehicles	1.9	192,694	246,075	(153,992)	(15,830)	15,830	(1,362)	(9,200)	274,215
Software	0.8	19,666	-	(4,102)	(249)	249	(13,960)	-	1,604
		2,479,246	1,186,809	(649,846)	(131,181)	219,872	(34,893)	(25,073)	3,044,934

Current		471,956							676,864
Non-current		2,007,290							2,368,070

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Business combination	Exchange rate variation	12.31.21
Land	4.6	37,868	3,761	(6,890)	(9,063)	9,063	(1,160)	82,851	-	9,863	126,293
Buildings	1.9	2,195,407	532,728	(507,479)	(120,193)	186,165	(92,461)	(82,851)	8,805	(24,746)	2,095,375
Machinery and equipment	0.9	3,773	98,353	(62,357)	(3,764)	3,764	(35)	-	4,998	486	45,218
Vehicles	1.8	256,423	46,707	(99,944)	(17,577)	17,577	(1,680)	-	940	(9,752)	192,694
Software	1.5	43,210	5,213	(28,757)	(2,306)	2,306	-	-	-	-	19,666
		2,536,681	686,762	(705,427)	(152,903)	218,875	(95,336)	-	14,743	(24,149)	2,479,246

Current		383,162									471,956
Non-current		2,153,519									2,007,290
(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	12.31.22	12.31.22
Current	521,544	676,864
Non-current	2,105,419	2,368,070
2024	463,198	559,084
2025	376,551	438,093
2026	295,766	321,796
2027	224,480	231,775
2028 onwards	745,424	817,322
	2,626,963	3,044,934

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	82

(in thousands of Brazilian Reais)

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	12.31.22		12.31.21
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	14.39%	8.31%	5.34%	0.86%
2 years	14.36%	7.09%	5.24%	1.02%
3 years	13.72%	6.71%	6.83%	2.60%
4 years	12.40%	6.68%	8.49%	4.41%
5 years	16.24%	8.21%	9.69%	4.85%
6 years	13.66%	7.20%	10.61%	5.15%
7 years	-	-	11.18%	10.56%
12 years	-	-	9.85%	5.55%
15 years	17.89%	10.24%	-	-
16 years	-	-	12.44%	6.70%
17 years	12.29%	6.63%	13.12%	6.77%
18 years	14.74%	8.05%	13.01%	6.70%
19 years	18.27%	10.53%	-	-
20 years	-	-	12.95%	7.07%

The nominal rates presented above as of December 31, 2022 refer to the incremental borrowing rates used in contracts recognized during the year ended December 31, 2022 and the rates as of December 31, 2021 refer to the rates used in contracts recognized during the year ended December 31, 2021.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized including: low-value assets, short-term leases and leases with variable payments.

Parent Company			Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Variable payments not included in the lease liabilities	62,728	63,648	217,498	282,732
Expenses related to short-term leases	53,984	57,793	124,451	171,733
Expenses related to low-value assets	13,379	4,585	13,469	4,681
	130,091	126,026	355,418	459,146

18.6.    Sale-and-leaseback transactions

During the year ended December 31, 2022, the conditions for ownership transfer of a feed factory in Francisco Beltrão, previously owned by the Company, were concluded. The transaction was classified as a sale-and-leaseback. The right-of use asset and lease liability was recognized and are presented in the additions of the Buildings class, with the following amounts: right-of-use asset of R$2,945 and lease liability of R$11,042. A gain was recognized under Other Operating Income in the amount of R$5,521.

19.	SHARE-BASED PAYMENT

The Company grants to its eligible employees, restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. The limit of grants is 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	83

(in thousands of Brazilian Reais)

Annually, or whenever it deems appropriate, the Board of Directors approves the grant of restricted stocks, electing the beneficiaries in favor of which the Company will transfer the restricted stocks, establishing the terms, quantities and conditions of acquisition of rights related to restricted stocks.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant.

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

06.01.20	06.01.23	3,571,736	438,138	21.28
07.01.21	07.01.24	2,883,737	938,260	28.58
07.01.22	07.01.25	4,703,472	3,756,134	14.11
		11,158,945	5,132,532
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted shares for the years ended December 31, 2022 and 2021, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2020	7,873,348
Granted	2,883,737
Exercised / Delivered	(944,830)
Forfeiture	(1,996,406)
Expired	(2,420,330)
Outstanding stocks as of December 31, 2021	5,395,519
Granted
Restricted stocks - July 2022	4,703,472
Exercised / Delivered:
Restricted stocks – grant of June, 2021	(189,285)
Restricted stocks – grant of June, 2020	(317,386)
Restricted stocks – grant of July, 2019	(83,175)
Restricted stocks – grant of June, 2019	(107,309)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(947,335)
Restricted stocks – grant of July, 2021	(1,554,424)
Restricted stocks – grant of June, 2020	(1,425,333)
Restricted stocks – grant of September, 2019	(22,867)
Restricted stocks - grant of July, 2019	(237,142)
Restricted stocks – grant of June, 2019	(82,203)
Outstanding stocks as of December 31, 2022	5,132,532

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$195,655 (R$205,949 as of December 31, 2021) and in the amount of R$15,584 under non-current liabilities (R$11,816 as of December 31, 2021). In the statement of income for the year ended December 31, 2022 the amount recognized as expense was R$19,501 in the Parent Company and R$29,390 in the Consolidated (R$30,194 for the year ended December 31, 2021 in the Parent Company and R$41,684 in the Consolidated).

20.	EMPLOYEES BENEFITS PLANS

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	84

(in thousands of Brazilian Reais)

20.1.	Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II –Variable Contribution with Defined Benefit option – closed for admissions; ii) Plan III – Defined Contribution –open for admissions; and iii) FAF Plan – Defined Benefit - closed for admissions.

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature, and through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamental guidelines aa well as organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

20.1.1.	Defined benefit plans

The Plan II is a variable contribution plan structured as defined contribution during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income (defined benefit). The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement, the length of the service and other criteria defined by the plan. The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

20.1.2.	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended December 31, 2022 amounted R$25,507 (R$24,528 for the year ended December 31, 2021). On December 31, 2022, the plan had 39,715 participants (40,553 participants as of December 31, 2021).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	85

(in thousands of Brazilian Reais)

20.1.3.	Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	Consolidated
	FAF		Plan II
	12.31.22	12.31.21	12.31.22	12.31.21
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,121,348	3,340,497	20,822	23,981
Fair value of assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)
(Surplus) Deficit	(482,263)	(207,230)	(1,923)	1,683
Irrecoverable surplus - (asset ceiling)	482,263	207,230	1,923	-
Net actuarial (assets) liabilities	-	-	-	1,683

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	207,230	175,981	-	167
Interest on irrecoverable surplus	18,152	13,181	-	12
Changes in irrecoverable surplus during the year	256,881	18,068	1,923	(179)
Ending balance of irrecoverable surplus	482,263	207,230	1,923	-

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,340,497	3,377,234	23,981	23,256
Interest on actuarial obligations	283,241	246,073	1,997	1,627
Current service cost	23,189	26,741	-	-
Past service cost - plan changes	(32,526)	-	(546)	-
Benefit paid	(213,804)	(169,962)	(1,838)	(1,712)
Actuarial losses - experience	(36,292)	325,778	(1,358)	4,278
Actuarial losses - hypothesis	(242,957)	(465,367)	(1,414)	(3,468)
Ending balance of actuarial liabilities	3,121,348	3,340,497	20,822	23,981

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,547,727)	(3,553,215)	(22,298)	(24,170)
Interest income on assets plan	(301,394)	(259,254)	(1,851)	(1,694)
Benefit paid	213,804	169,962	1,838	1,712
Return on assets higher (lower) than projection	31,706	94,780	(434)	1,854
Ending Balance of the fair value of the assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)

Rollforward of comprehensive income
Beginning balance	26,741	37,883	(2,485)	(2,734)
Reversion to accumulated losses	(26,741)	(37,883)	2,485	2,734
Actuarial gains (losses)	311,776	139,589	2,772	(810)
Return on assets higher (lower) than projection	(31,705)	(94,780)	434	(1,854)
Changes on irrecoverable surplus	(256,881)	(18,068)	179	179
Ending balance of comprehensive income	23,190	26,741	3,385	(2,485)

Costs recognized in statement of income
Current service costs	(23,190)	(26,741)	-	-
Interest on actuarial obligations	(283,241)	(246,073)	(1,997)	(1,627)
Projected return on assets	301,394	259,254	1,851	1,694
Interest on irrecoverable surplus	(18,153)	(13,181)	-	(12)
Costs recognized in statement of income	(23,190)	(26,741)	(146)	55

Estimated costs for the next year
Costs of defined benefit	(18,153)	(23,190)	-	-
Estimated costs for the next year	(18,153)	(23,190)	-	-

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	86

(in thousands of Brazilian Reais)

20.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.22	12.31.21	12.31.22	12.31.21
Actuarial assumptions
Economic hypothesis
Discount rate	9.75%	8.76%	9.73%	8.68%
Inflation rate	3.50%	3.25%	3.50%	3.25%
Wage growth rate	4.60%	4.34%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 smoothed by 10%	AT-2000 Basic, by gender	AT-2000 smoothed by 10%
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,669	6,054	-	-
Number of beneficiary participants assisted	7,884	7,565	51	52

20.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.22		12.31.21		12.31.22		12.31.21
Composition of the fund's portfolio
Fixed income	2,385,591	66.2%	2,308,861	65.1%	19,969	87.8%	19,386	86.9%
Variable income	421,622	11.7%	517,259	14.6%	1,115	4.9%	1,106	5.0%
Real estate	342,343	9.5%	334,905	9.4%	23	0.1%	20	0.1%
Structured investments	454,055	12.6%	321,779	9.1%	1,638	7.2%	1,527	6.8%
Foreign	-	-	45,411	1.3%	-	-	259	1.2%
Transactions with participants	-	-	19,512	0.5%	-	-	-	-
	3,603,611	100.0%	3,547,727	100.0%	22,745	100.0%	22,298	100.0%
% of nominal return on assets	8.50%		7.49%		8.30%		7.25%

20.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2023	227,705	1,869
2024	226,703	1,853
2025	226,168	1,835
2026	225,999	1,814
2027	226,916	1,789
2028 to 2032	1,147,585	8,437
Weighted average duration - in years	10.95	8.90

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	87

(in thousands of Brazilian Reais)

20.1.7.	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2022 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	9.75%	10.75%	3,475,721	8.75%	2,826,339
Wage growth rate (1)	1.06%	2.06%	3,179,369	0.06%	3,072,449
(1)	Actual rate.

20.2.	Employee benefits: description and characteristics of benefits and associated risks
	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.22	12.31.21	12.31.22	12.31.21
Medical assistance	119,197	193,545	119,729	195,345
F.G.T.S. Penalty (1)	60,657	53,881	60,657	53,881
Award for length of service	112,225	98,474	112,225	98,474
Other	54,541	57,553	228,701	204,885
	346,620	403,453	521,312	552,585

Current	49,445	42,097	64,367	54,354
Non-current	297,175	361,356	456,945	498,231
(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

20.2.1.	Medical plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

20.2.2.	F.G.T.S. penalty by dismissal on retirement

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. However, when the employee is retired through INSS and is dismissed from the Company, the Company may, in certain cases, enter into a mutual agreement granting the payment of the benefit equivalent to the 20% penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.3.	Award for length of service

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	88

(in thousands of Brazilian Reais)

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.4.	Other parent company
i.	Retirement compensation

On retirement, employees with more than 8 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

ii.	Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.5.	Other - Consolidated

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar, United Arab Emirates, Oman and Kuwait, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.6.	Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	89

(in thousands of Brazilian Reais)

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Composition of actuarial liabilities
Present value of actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202
Net actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	195,345	185,802	53,881	282,229	98,474	108,908	203,202	199,616
Interest on actuarial liabilities	16,805	13,694	4,071	15,711	7,997	6,656	15,388	10,377
Current service costs	678	-	2,480	14,833	5,221	6,319	22,804	23,375
Past service costs (2)	-	40,800	-	(135,180)	-	-	-	15,847
Benefits paid directly by the Company	(8,811)	(9,008)	(11,482)	(6,173)	(14,542)	(15,163)	(26,633)	(19,739)
Business combination	-	2,081	-	-	-	-	-	286
Actuarial (gains) losses - experience	(55,928)	(6,892)	13,589	991	17,357	10,853	15,764	9,289
Actuarial (gains) losses - demographic hypothesis	(12,325)	(6,403)	2,237	(91,531)	1,935	(7,125)	1,623	(13,165)
Actuarial (gains) losses - economic hypothesis	(16,035)	(24,729)	(4,119)	(26,999)	(4,217)	(11,974)	19,775	(11,396)
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	(23,223)	(11,288)
Ending balance of liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202

Rollforward of the fair value of the assets
Benefits paid directly by the Company	8,811	9,008	11,482	6,173	14,542	15,163	26,633	19,739
Contributions of the sponsor	(8,811)	(9,008)	(11,482)	(6,173)	(14,542)	(15,163)	(26,633)	(19,739)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(34,720)	(72,744)	6,636	(110,903)	-	-	(84,050)	(102,324)
Actuarial gains (losses)	84,288	38,024	(11,707)	117,539	-	-	(37,162)	15,272
Exchange variation	-	-	-	-	-	-	37,204	3,002
Ending balance of comprehensive income	49,568	(34,720)	(5,071)	6,636	-	-	(84,008)	(84,050)

Costs recognized in statement of income
Interest on actuarial liabilities	(16,805)	(13,694)	(4,071)	(15,711)	(7,997)	(6,656)	(15,388)	(10,377)
Current service costs	(678)	-	(2,480)	(14,833)	(5,221)	(6,319)	(22,804)	(23,375)
Past service costs (2)	-	(40,800)	-	135,180	-	-	-	(15,847)
Immediate recognition of reduction	-	-	-	-	(15,075)	8,246	-	-
Cost recognized in statement of income	(17,483)	(54,494)	(6,551)	104,636	(28,293)	(4,729)	(38,192)	(49,599)

Estimated costs for the next year
Current service costs	508	(551)	2,669	(2,480)	5,707	(5,221)	(22,804)	(20,720)
Interest on actuarial liabilities	11,434	(16,805)	5,052	(4,071)	10,104	(7,997)	(15,388)	(12,646)
Estimated costs for the next year	11,942	(17,356)	7,721	(6,551)	15,811	(13,218)	(38,192)	(33,366)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.
(2)	Refers to addition of medical plan managed by BRF S.A. and change in the internal policy for FGTS penalty.

20.2.7.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Consolidated
	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Economic hypothesis
Discount rate	9.73%	8.75%	9.66%	8.62%	8.71%	7.11%
Inflation rate	3.50%	3.25%	3.50%	3.25%	4.88%	9.04%
Medical inflation	6.60%	6.35%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.25%	4.88%	9.04%
F.G.T.S. balance growth	N/A	N/A	3.70%	3.70%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic	AT-2000 smoothed by 10%	AT-2000 Basic	AT-2000 smoothed by 10%
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	RRB-44
Schedule of turnover - BRF's historical	2022	2021	2022	2021
Demoraphic data
Number of active participants	13,776	14,584	91,490	96,635
Number of assisted beneficiary participants	1,610	1,686	-	-

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	90

(in thousands of Brazilian Reais)

20.2.8.	Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2023	4,650	16,723	15,254	27,740	64,367
2024	5,157	4,552	16,485	17,807	44,001
2025	5,687	4,933	14,363	18,858	43,841
2026	6,282	5,666	13,658	19,145	44,751
2027	6,919	5,992	12,324	20,237	45,472
2028 to 2032	44,451	37,766	62,940	131,600	276,757
Weighted average duration - in years	17.16	5.68	5.27	9.28	8.35
20.2.9.	Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2022, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.74%	10.74%	102,879	8.74%	141,159
Medical inflation	6.60%	7.60%	141,105	5.60%	102,687
F.G.T.S. penalty
Discount rate	9.66%	10.66%	57,668	8.66%	64,023
Wage growth rate	3.50%	4.50%	54,466	2.50%	53,345
Turnover	Historical	+3%	44,883	-3%	66,993

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	91

(in thousands of Brazilian Reais)

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, environmental, administrative, tax, social security, labor, and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, civil, environmental, administrative, labor, and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil, environmental and other		Contingent liabilities (1)		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	397,067	427,166	624,258	631,025	354,531	342,707	97,859	297,097	1,473,715	1,697,995
Additions	115,896	174,491	406,103	299,531	58,782	59,968	-	-	580,781	533,990
Reversals	(86,010)	(100,438)	(332,210)	(186,330)	(67,797)	(70,194)	(903)	(199,238)	(486,920)	(556,200)
Payments	(75,249)	(165,578)	(311,047)	(282,956)	(41,064)	(70,304)	-	-	(427,360)	(518,838)
Interest	44,415	61,426	133,872	162,988	50,673	92,354	-	-	228,960	316,768
Ending balance	396,119	397,067	520,976	624,258	355,125	354,531	96,956	97,859	1,369,176	1,473,715

Current									863,313	956,193
Non-current									505,863	517,522

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
	Tax		Labor		Civil, environmental and other		Contingent liabilities (1)		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	400,101	427,302	628,767	634,706	357,013	343,530	131,751	297,182	1,517,632	1,702,720
Additions	116,269	174,491	408,903	301,192	59,302	60,561	-	-	584,474	536,244
Business combination	-	2,848	-	1,969	-	2,217	-	33,891	-	40,925
Reversals	(86,165)	(100,438)	(332,819)	(187,520)	(67,826)	(71,275)	(903)	(199,311)	(487,713)	(558,544)
Payments	(75,249)	(165,578)	(311,047)	(282,956)	(41,064)	(70,304)	-	-	(427,360)	(518,838)
Interest	44,714	61,493	133,987	163,020	50,911	92,438	-	-	229,612	316,951
Exchange rate variation	5	(17)	(1,081)	(1,644)	(32)	(154)	-	(11)	(1,108)	(1,826)
Ending balance	399,675	400,101	526,710	628,767	358,304	357,013	130,848	131,751	1,415,537	1,517,632

Current									867,294	959,132
Non-current									548,243	558,500

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

21.1.	Contingencies with probable losses
21.1.1.	Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax arising from credits on the acquisition of goods for consumption, presumed credit, tax substitution, isolated fines, tax rate differential on seasoned product and others, in the amount of R$64,088 (R$71,928 as of December 31, 2021).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$157,121 (R$141,729 as of December 31, 2021).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, CPRB, INCRA, FUNRURAL, SESI/SENAI/SEBRAE, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF, Finsocial and others, in the amount of R$178,466 (R$186,444 as of December 31, 2021).

21.1.2.	Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these claims is individually significant. The Company recorded a provision based on past history of payments, statistical models and on prognosis of loss.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	92

(in thousands of Brazilian Reais)

21.1.3.	Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do. None of these claims is individually significant.

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2022, the total amount of contingencies classified as possible was R$15,343,060 (R$14,518,170 as of December 31, 2021), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$130,848 (R$131,751 as of December 31, 2021). The remaining possible contingencies are presented below.

21.2.1.	Tax

The tax contingencies for which losses have been assessed as possible amounted to R$13,247,512 as of December 31, 2022 (R$12,499,764 as of December 31, 2021). The most relevant cases are set forth below:

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the non-cumulative system due to divergence on the concept of input and the use in the productive process, the requirement of taxation of revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Laws 2.445/88 and 2.449/88 (“semestralidade”), untimely credits and others, in the amount of R$7,055,855 (R$6,371,171 as of December 31, 2021).

ICMS: The Company is involved in disputes related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$24,370 (R$253,765 as of December 31, 2021); (ii) lack of evidence of exports in the amount of R$77,163 (R$63,361 as of December 31, 2021); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$621,261 (R$567,903 as of December 31, 2021); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$276,521 (R$249,715 as of December 31, 2021); (v) infraction notice about ICMS in Goiás related to the exclusion of the reversal of the tax credit from the calculation base of PROTEGE, in the amount of R$190,198 (R$184,300 as of December 31, 2021); and (vi) R$1,973,524 (R$2,063,603 on December 31, 2021) related to other claims. The relevant reduction in the amounts related to “guerra fiscal”, is mainly due to the recognition of the credits by the States, for which the probability of loss has been changed to remote, according to Complementary Law 160 and ICMS Agreement 190.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% in the incorporation of entities. The contingencies related to these taxes totaled R$1,408,391 (R$1,326,862 as of December 31, 2021).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$779,018 (R$638,361 as of December 31, 2021). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$187,371 (R$182,246 as of December 31, 2021).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$482,687 (R$417,903 as of December 31, 2021).

Other contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS, COFINS and IRPJ not approved awaiting final decision of the compensation processes, drawback proof, tax on services

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	93

(in thousands of Brazilian Reais)

and others of several natures, fees, property tax, import tax and IOF, totaling R$171,153 (R$180,574 as of December 31, 2021).

21.2.2.	Labor

On December 31, 2022 the labor contingencies assessed as possible loss totaled R$257,365 (R$338,999 as of December 31, 2021).

21.2.3.	Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies for which losses were assessed as possible totaled R$1,838,183 (R$1,679,407 as of December 31, 2021) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, administrative and regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do or not to do.

22.	EQUITY
22.1.	Capital stock

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. On the same occasion, the capital increase of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 1, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00, in a total amount of R$5,400,000. From this amount, R$500,000 were allocated to the capital stock and the remaining was allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022 and incurred expenses of R$124,556.

On December 31, 2022, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$217,503, made on July 22, 2009 and February 4, 2022.

22.1.1.	Breakdown of capital stock by nature
Parent company
	12.31.22	12.31.21
Common shares	1,082,473,246	812,473,246
Treasury shares	(4,356,397)	(5,053,554)
Outstanding shares	1,078,116,849	807,419,692

22.1.2.	Breakdown of capital stock by owner

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	94

(in thousands of Brazilian Reais)

	12.31.22		12.31.21
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	269,734,803	33.20
Caixa de Previd. dos Func. do Banco do Brasil	67,560,738	6.24	49,829,952	6.13
Kapitalo Investimentos Ltda.	55,730,079	5.15	40,784,398	5.02
Management
Board of Directors	518,900	0.05	6,314,932	0.78
Executives	655,163	0.06	917,317	0.11
Treasury shares	4,356,397	0.40	5,053,554	0.62
Other	593,518,389	54.83	439,838,290	54.14
	1,082,473,246	100.00	812,473,246	100.00

22.1.3.	Rollforward of outstanding shares

Parent company
Quantity of outstanding of shares
	12.31.22	12.31.21
Shares at the beginning of the period	807,419,692	807,707,162
Purchase of treasury shares	-	(1,232,300)
Issue of shares on 02.01.22	270,000,000	-
Delivery of restricted shares	697,157	944,830
Shares at the end of the period	1,078,116,849	807,419,692

22.2.	Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	12.31.22	12.31.21
Capital reserves	2,338,476	141,834
Other equity transactions	(77,825)	(67,531)
Share-based payments	195,655	205,949
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,260,651	74,303
22.3.	Absorption of accumulated losses

On January 31, 2022 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$2,703,358.

22.4.	Treasury shares

The Company has 4,356,397 shares held in treasury, with an average cost of R$25.19 per share and corresponding market value of R$36,071.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	95

(in thousands of Brazilian Reais)

Parent company
Quantity of outstanding of shares
	12.31.22	12.31.21
Shares at the beggining of the period	5,053,554	4,766,084
Purchase of treasury shares	-	1,232,300
Delivery of restricted shares	(697,157)	(944,830)
Shares at the end of the period	4,356,397	5,053,554

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term. Up to December 31, 2022, the Company repurchased 1,232,300 common shares at the cost of R$27,721 under the Restricted Shares Plan.

23.	EARNINGS (LOSS) PER SHARE
	Continued operations
	12.31.22	12.31.21
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,115,455)	499,385
Basic denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Net earnings (loss) per share basic - R$	(2.96)	0.62

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,115,455)	499,385

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Number of potential shares	-	749,167
Weighted average number of outstanding shares - diluted	1,052,606,000	808,678,648
Net earnings (loss) per share diluted - R$	(2.96)	0.62

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	96

(in thousands of Brazilian Reais)

	Discontinued operations
	12.31.22	12.31.21
Basic numerator
Net loss for the year attributable to controlling shareholders	(50,948)	(79,930)
Basic denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Net loss per share basic - R$	(0.05)	(0.10)

Diluted numerator
Net loss for the year attributable to controlling shareholders	(50,948)	(79,930)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Number of potential shares	-	-
Weighted average number of outstanding shares - diluted	1,052,606,000	807,929,481
Net loss per share diluted - R$	(0.05)	(0.10)

	Continued and discontinued operations
	12.31.22	12.31.21
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,166,403)	419,455
Basic denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Net earnings (loss) per share basic - R$	(3.01)	0.52

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,166,403)	419,455

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481
Number of potential shares	-	749,167
Weighted average number of outstanding shares - diluted	1,052,606,000	808,678,648
Net earnings (loss) per share diluted - R$	(3.01)	0.52

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 15, 2022, with a maximum validity of one year and validity in 2023 and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	97

(in thousands of Brazilian Reais)

»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.
24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

24.2.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

24.2.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2022, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco Daycoval, Banco do Brasil, Banco Pan, Banco Safra, Banco Santander, Banco Volkswagen, Banco Votorantim, Banco BNP, Banco BTG Pactual, Caixa Econômica Federal, HSBC, J.P. Morgan e XP.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Bank Of America Merrill Lynch, Banco BNP, Banco BTG Pactual, Citibank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank, T.Garanti Bankasi A.Ş. e XP.

24.3.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) maximization of the capital opportunity cost.

On December 31, 2022, the non-current consolidated gross debt, as presented below, represented 83.75% (86.78% as of December 31, 2021) of the total gross debt, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	98

(in thousands of Brazilian Reais)

	Consolidated
	12.31.22			12.31.21
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,954,086)	(10,595,095)	(12,549,181)	(16,343,552)
Local currency loans and borrowings	(1,925,788)	(9,042,031)	(10,967,819)	(9,112,478)
Derivative financial instruments, net	38,397	(164,416)	(126,019)	(223,949)
Gross debt	(3,841,477)	(19,801,542)	(23,643,019)	(25,679,979)

Cash and cash equivalents	8,130,929	-	8,130,929	7,528,820
Marketable securities	418,373	406,402	824,775	794,268
Restricted cash	-	89,717	89,717	24,964
	8,549,302	496,119	9,045,421	8,348,052
Net debt	4,707,825	(19,305,423)	(14,597,598)	(17,331,927)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.22
	Book value	Contractual cash flow	2023	2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	20,386,858	35,130,699	4,993,766	3,089,133	2,318,897	4,415,081	3,818,035	16,495,787
Principal		23,781,101	3,515,926	1,885,554	1,202,628	3,377,732	2,971,438	10,827,823
Interest		11,349,598	1,477,840	1,203,579	1,116,269	1,037,349	846,597	5,667,964
Trade accounts payable	11,219,928	11,399,126	11,391,667	4,115	1,725	1,619	-	-
Supply chain finance	1,393,137	1,421,706	1,421,706	-	-	-	-	-
Lease liabilities	2,626,963	3,352,922	557,270	528,830	459,354	385,520	312,644	1,109,304
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	206,635	206,635	31,935	52,698	-	-	7,864	114,138
Currency derivatives	17,551	17,551	17,551	-	-	-	-	-
Commodities derivatives	26,730	26,730	26,730	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	2,059	2,059	2,059	-	-	-	-	-

	Consolidated
	12.31.22
	Book value	Contractual cash flow	2023	2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	23,517,000	36,139,951	4,326,351	1,602,785	2,704,626	2,263,426	4,420,322	20,822,441
Principal		24,338,376	2,927,191	972,150	1,940,828	1,200,318	3,429,736	13,868,153
Interest		11,801,575	1,399,160	630,635	763,798	1,063,108	990,586	6,954,288
Trade accounts payable	12,743,087	12,924,646	12,917,187	4,115	1,725	1,619	-	-
Supply chain finance	1,393,137	1,421,706	1,421,706	-	-	-	-	-
Lease liabilities	3,044,934	3,854,512	723,229	638,302	534,429	419,449	322,804	1,216,299
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	206,635	206,635	31,935	52,698	-	-	7,864	114,138
Currency derivatives	17,551	17,551	17,551	-	-	-	-	-
Commodities derivatives	26,730	26,730	26,730	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	6,251	6,251	6,251	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

24.4.    Market risk management

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	99

(in thousands of Brazilian Reais)

24.4.1.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

The Company’s exposure to interest rates is set forth below:

Consolidated
				12.31.22
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	163,403	(399,625)	(959,700)	(1,195,922)
Fixed U.S. Dollars (USD)	4,368,536	(13,543,817)	3,430,151	(5,745,130)
Fixed Turkish Liras (TRY)	44,676	(512,500)	(208,708)	(676,532)
Fixed Euros (EUR)	88,925	-	490,107	579,032
Fixed Kwanza (AOA)	74,278	-	-	74,278
Fixed Other	39,841	-	-	39,841
Floating
Floating IPCA Reais	-	(5,574,682)	4,590,000	(984,682)
Floating CDI Reais	4,265,762	(2,555,558)	(7,341,850)	(5,631,646)
Floating Libor U.S. Dollars (USD)	-	(130,443)	-	(130,443)
	9,045,421	(22,716,625)	-	(13,671,204)
Interest and fair value adjustment of derivatives	-	(800,375)	(126,019)	(926,394)
Total	9,045,421	(23,517,000)	(126,019)	(14,597,598)

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2022 are presented in the table below:

12.31.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	8,183	7,290
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	(7,864)	73,656
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(66,888)	194,763
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	(8,296)	75,119
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	(37,620)	(1,951)
					4,590,000		(112,485)	348,877

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

24.4.2.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i. Statement of financial position exposure

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	100

(in thousands of Brazilian Reais)

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	12.31.22	12.31.21
Cash and cash equivalents	3,691,668	2,064,631
Trade accounts receivable	6,013,713	6,377,104
Trade accounts payable	(1,484,810)	(1,221,354)
Loans and borrowings	(12,241,309)	(16,726,412)
Other assets and liabilities, net	35,371	49,732
Exposure of assets and liabilities in foreign currencies	(3,985,367)	(9,456,299)
Derivative financial instruments (hedge)	3,721,930	8,454,971
Exposure in result, net	(263,437)	(1,001,328)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	12.31.22	12.31.21
Argentinian Peso (ARS)	(4,614)	(5,783)
Angolan kwanza (AOA)	53,723	318,660
Euros (EUR)	(43,445)	33,381
Chilean Pesos (CLP)	256,121	169,301
Yen (JPY)	(3,268)	77,178
Turkish Liras (TRY)	214,936	266,541
U.S. Dollars (USD)	(736,890)	(1,860,606)
Total	(263,437)	(1,001,328)

The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2022 and are set forth below:

12.31.22
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	1st Qtr. 2023	EUR	88,000	5.7452	(2,059)
Futures - B3	USD	BRL	1st Qtr. 2023	USD	90,000	5.3240	3,939
							1,880

Subsidiaries
Non-deliverable forward	USD	TRY	1st Qtr. 2023	USD	30,000	19.2285	(1,294)
Non-deliverable forward	USD	TRY	2nd Qtr. 2023	USD	10,000	20.0300	(2,898)
							(4,192)

Total Consolidated							(2,312)

12.31.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	BRF SA BRFSBZ 3.95	2nd Qtr. 2023	FX + 3,95% p.a.	98.77% CDI	234,033	USD	(31,935)	39,107
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	3rd Qtr. 2024	FX + 4,75% p.a.	104.48% CDI	295,363	USD	(52,698)	22,058
					529,396		(84,633)	61,165

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	101

(in thousands of Brazilian Reais)

ii.	Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2022 are set forth below:

12.31.22
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2023	USD	268,000	5.3950	27,249
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2023	USD	25,000	5.5406	3,337
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2023	USD	3,000	5.5740	(53)
Collar	USD Exports	BRL	USD	1st Qtr. 2023	USD	130,000	5.3785	2,437
Collar	USD Exports	BRL	USD	2nd Qtr. 2023	USD	50,000	5.5296	2,929
Collar	USD Exports	BRL	USD	3rd Qtr. 2023	USD	15,000	5.6892	1,273
Collar	USD Exports	BRL	USD	4th Qtr. 2023	USD	5,000	5.7500	503
								37,675

iii.	Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure. The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2022 are set forth below:

12.31.22
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD (2)	75,673	3.7649	(110,672)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD (2)	108,757	3.7649	(140,614)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD (2)	65,570	3.7649	(94,776)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2026	USD (3)	90,000	5.1629	(4,932)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2026	USD (3)	40,000	5.1629	(2,306)
							(353,300)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.

24.4.3.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance. The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2022 are set forth below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	102

(in thousands of Brazilian Reais)

12.31.22
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	32,999	ton	441.42	13,379
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2023	20,000	ton	435.41	7,566
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	35,999	ton	478.95	3,647
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2023	33,992	ton	495.63	1,172
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2023	113,077	ton	256.32	3,643
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	67,986	ton	261.09	1,458
Corn future - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2023	18,009	ton	1,514.07	83
Corn future - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	2,700	ton	1,550.00	2
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2023	79,326	ton	1,674.15	(414)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	94,635	ton	1,650.76	229
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2023	3,000	ton	1,353.20	928
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	5,000	ton	1,336.53	1,800
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	5,997	ton	1,328.23	1,428
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2023	501	ton	1,360.69	-
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	8,001	ton	1,410.96	(1,451)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	2,000	ton	1,410.85	(253)
				523,223			33,217

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2022 are set forth below:

12.31.22
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	80,660	ton	255.31	(3,849)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2023	106,019	ton	244.26	(1,376)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2023	6,658	ton	247.27	226
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2024	17,999	ton	245.66	209
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2024	3,999	ton	246.88	45
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2023	594	ton	1,583.55	-
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	212,922	ton	1,474.01	(1,618)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2023	9,990	ton	1,520.03	(94)
				438,842			(6,457)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
12.31.22
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	18,372	5.8861	7,435
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2023	USD	11,984	5.6260	1,069
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	1,646	5.5859	(40)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2024	USD	4,422	5.8015	428
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2024	USD	987	5.8548	84
								8,976

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	103

(in thousands of Brazilian Reais)

24.5.	Effects of hedge instruments on financial information

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the year, in Other Comprehensive Income (Loss) and in the financial position are set forth below:

Income (loss) for the year							Consolidated
12.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				54,047,327	-	-	54,047,327
Derivatives result		Operating Results	Cash flow	202,655	-	-	202,655
Non-derivatives result		Operating Results	Cash flow	(444,954)	-	-	(444,954)
Net Revenue	26			53,805,028	-	-	53,805,028

Cost of Sales				-	(45,235,052)	-	(45,235,052)
Derivatives result		Operating Results	Cash flow / Fair value	-	(437,324)	-	(437,324)
Cost of Sales				-	(45,672,376)	-	(45,672,376)

Interests on loans and borrowings				-	-	(1,570,190)	(1,570,190)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(281,453)	(281,453)
Foreign Exchange variation on assets and liabilities				474,052	-	-	474,052
Foreign Exchange Derivatives result		Financial Position	Not designated	(899,953)	-	-	(899,953)
Foreign Exchange Derivatives result		Loans in foreign currency	Fair value	(138,218)	-	-	(138,218)
Effects on Financial Result	28			(564,119)	-	(1,851,643)	(2,415,762)

Other Comprehensive Income						Consolidated
12.31.22	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current	Operating Results	Cash flow	33,711	(60,348)	-	(26,637)
Non-derivative Instruments – current	Operating Results	Cash flow	(103,686)	-	-	(103,686)
Non-derivative Instruments – non-current	Operating Results	Cash flow	548,639	-	-	548,639
Non-derivative Instruments - non-current	Foreign investments	Net investment	87,929	-	-	87,929
Other Comprehensive Income (1)			566,593	(60,348)	-	506,245

Statement of financial position							Consolidated
12.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	46,651	26,760	(197,118)	(123,707)
Not designated derivatives		Financial Position	Not designated	(2,312)	-	-	(2,312)
Asset / (Liability) net				44,339	26,760	(197,118)	(126,019)

Derivative Instruments - current (2)		Operating Results	Cash flow	37,675	43,398	-	81,073
Non-derivative instruments – current		Operating Results	Cash flow	(548,639)	-	-	(548,639)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(353,300)	-	-	(353,300)
Other Comprehensive Income (1)				(864,264)	43,398	-	(820,866)

Derivatives result		Operating Results	Cash flow / Fair value	-	(18,853)	-	(18,853)
Inventories	7			-	(18,853)	-	(18,853)

(1)	All effects are presented gross of taxes.
(2)	Includes R$4,127 related to the time value of the commodity options contracts.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	104

(in thousands of Brazilian Reais)

Income (loss) for the year							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				48,327,703	-	-	48,327,703
Derivatives result		Operating Results	Cash flow	15,602	-	-	15,602
Net Revenue	26			48,343,305	-	-	48,343,305

Cost of Sales				-	(37,858,788)	-	(37,858,788)
Derivatives result		Operating Results	Cash flow / Fair value	-	(318,821)	-	(318,821)
Cost of Sales				-	(38,177,609)	-	(38,177,609)

Interests on loans and borrowings				-	-	(1,681,078)	(1,681,078)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(33,084)	(33,084)
Foreign Exchange variation on assets and liabilities				(408,269)	-	-	(408,269)
Foreign Exchange Derivatives result		Financial Position	Not designated	157,573	-	-	157,573
Effects on Financial Result	28			(250,696)	-	(1,714,162)	(1,964,858)

Other Comprehensive Income							Consolidated
12.31.21		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(43,978)	(67,560)	-	(111,538)
Non-derivative Instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative Instruments – non-current		Operating Results	Cash flow	334,577	-	-	334,577
Non-derivative Instruments - non-current		Foreign investments	Net investment	(96,555)	-	-	(96,555)
Other Comprehensive Income				(250,909)	(67,560)	-	(318,469)

Statement of financial position							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732

On December 16, 2021, the cash flow hedge relations presented below was discontinued because the hedging instruments was non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

12.31.22
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,639)

								(548,639)
(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans.

The amount above will be maintained in Other Comprehensive Income (Loss) until its maturity, according to the previous designation and effectiveness. During the year ended December 31, 2022, the loan Bond BRF SA BRFSBZ 5 7/8, previously designated as hedging instrument for exports, was settled and the amount of R$(444,954) previously accumulated in Other Comprehensive Income (Loss) was reclassified to the statement of income (loss) within Net Sales.

Summarized financial position of derivative financial instruments:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	105

(in thousands of Brazilian Reais)

	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Assets
Designated as hedge accounting
Currency derivatives	64,202	27,617	64,202	27,617
Commodities derivatives	53,490	105,228	53,490	105,228
Interest rate derivatives	9,517	10,457	9,517	10,457
Not designated as hedge accounting
Currency derivatives	3,939	-	3,939	2,053
	131,148	143,302	131,148	145,355

Current assets	120,865	132,498	120,865	134,551
Non-current assets	10,283	10,804	10,283	10,804

Liabilities
Designated as hedge accounting
Currency derivatives	(17,551)	(36,676)	(17,551)	(37,959)
Commodities derivatives	(26,730)	(57,608)	(26,730)	(57,608)
Interest rate derivatives	(206,635)	(40,565)	(206,635)	(40,565)
Not designated as hedge accounting
Currency derivatives	(2,059)	(232,442)	(6,251)	(233,172)
	(252,975)	(367,291)	(257,167)	(369,304)

Current liabilities	(78,276)	(325,430)	(82,468)	(327,443)
Non-current liabilities	(174,699)	(41,861)	(174,699)	(41,861)

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	106

(in thousands of Brazilian Reais)

24.6.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of December 31, 2022, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Monetary Assets and Liabilities		2,088,710	1,044,355	417,742	(417,742)	(1,044,355)	(2,088,710)
Derivative Instruments - Not designated		(1,720,265)	(860,133)	(344,053)	344,053	860,133	1,720,265
Net effect		368,445	184,222	73,689	(73,689)	(184,222)	(368,445)

EUR	5.5694	2.7847	4.1771	5.0125	6.1263	6.9618	8.3541

Monetary Assets and Liabilities		266,776	133,388	53,355	(53,355)	(133,388)	(266,776)
Derivative Instruments - Not designated		(245,054)	(122,527)	(49,011)	49,011	122,527	245,054
Net effect		21,722	10,861	4,344	(4,344)	(10,861)	(21,722)

JPY	0.0396	0.0198	0.0297	0.0356	0.0435	0.0495	0.0594

Monetary Assets and Liabilities		1,634	817	327	(327)	(817)	(1,634)
Net effect		1,634	817	327	(327)	(817)	(1,634)

TRY	0.2788	0.1394	0.2091	0.2509	0.3067	0.3485	0.4182

Monetary Assets and Liabilities		(211,822)	(105,911)	(42,364)	42,364	105,911	211,822
Derivative Instruments - Not designated		104,354	52,177	20,871	(20,871)	(52,177)	(104,354)
Net effect		(107,468)	(53,734)	(21,493)	21,493	53,734	107,468

AOA	0.0104	0.0052	0.0078	0.0093	0.0114	0.0130	0.0156

Monetary Assets and Liabilities		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862
Net effect		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862

CLP	0.0061	0.0031	0.0046	0.0055	0.0067	0.0077	0.0092

Monetary Assets and Liabilities		(128,060)	(64,030)	(25,612)	25,612	64,030	128,060
Net effect		(128,060)	(64,030)	(25,612)	25,612	64,030	128,060

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Revenue in USD		(1,293,990)	(646,995)	(258,798)	258,798	646,995	1,293,990
NDF		772,220	386,110	154,444	(154,444)	(386,110)	(772,220)
Collar		511,095	250,210	93,679	(34,277)	(179,827)	(440,712)
Net effect		(10,675)	(10,675)	(10,675)	70,077	81,058	81,058

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	107

(in thousands of Brazilian Reais)

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Cost of Sales		(97,601)	(48,801)	(19,520)	19,520	48,801	97,601
NDF		97,601	48,801	19,520	(19,520)	(48,801)	(97,601)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	514	257	385	462	565	642	771

Cost of Sales		31,589	15,795	6,318	(6,318)	(15,795)	(31,589)
Collar		(13,454)	(4,519)	(576)	1,860	7,243	16,214
NDF		(13,648)	(6,824)	(2,730)	2,730	6,824	13,648
Net effect		4,487	4,452	3,012	(1,728)	(1,728)	(1,727)

Soybean Oil - CBOT	1,397	698	1,048	1,257	1,537	1,746	2,095

Cost of Sales		17,112	8,556	3,422	(3,422)	(8,556)	(17,112)
Collar		(6,802)	(3,296)	(1,174)	1,168	3,311	6,817
NDF		(10,100)	(5,050)	(2,020)	2,020	5,050	10,100
Net effect		210	210	228	(234)	(195)	(195)

Corn - CBOT	260	130	195	234	285	324	389

Cost of Sales		(4,447)	(2,223)	(889)	889	2,223	4,447
Collar		(142,169)	(62,790)	(15,926)	10,338	57,544	136,924
NDF		27,258	13,629	5,452	(5,452)	(13,629)	(27,258)
Net effect		(119,358)	(51,384)	(11,363)	5,775	46,138	114,113

Corn - B3	1,517	759	1,138	1,366	1,669	1,897	2,276

Cost of Sales		(21,876)	(10,938)	(4,375)	4,375	10,938	21,876
Collar		(122,349)	(55,057)	(14,682)	7,402	47,444	114,736
Future		151,686	75,843	30,337	(30,337)	(75,843)	(151,686)
Net effect		7,461	9,848	11,280	(18,560)	(17,461)	(15,074)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7.    Financial instruments by category

	Parent company
	12.31.22
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	140,724	-	140,724
Cash equivalents	-	3,843,347	3,843,347
Marketable securities	-	380,048	380,048
Restricted cash	27,515	-	27,515
Trade accounts receivable	5,752,864	274,493	6,027,357
Other receivables	38,443	-	38,443
Derivatives not designated	-	3,939	3,939
Derivatives designated as hedge accounting (1)	-	127,209	127,209

Liabilities
Trade accounts payable	(11,219,928)	-	(11,219,928)
Supply chain finance	(1,393,137)	-	(1,393,137)
Loans and borrowings (2)	(12,925,562)	(7,461,296)	(20,386,858)
Derivatives not designated	-	(2,059)	(2,059)
Derivatives designated as hedge accounting (1)	-	(250,916)	(250,916)
	(19,579,081)	(3,085,235)	(22,664,316)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	108

(in thousands of Brazilian Reais)

	Parent company
	12.31.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	162,445	-	162,445
Cash equivalents	-	4,471,371	4,471,371
Marketable securities	-	340,209	340,209
Restricted cash	24,964	-	24,964
Trade accounts receivable	6,872,336	335,566	7,207,902
Other receivables	97,169	-	97,169
Derivatives not designated	-	-	-
Derivatives designated as hedge accounting	-	143,302	143,302

Liabilities
Trade accounts payable	(10,449,472)	-	(10,449,472)
Supply chain finance	(2,237,975)	-	(2,237,975)
Loans and borrowings	(18,742,749)	(3,368,431)	(22,111,180)
Derivatives not designated	-	(232,442)	(232,442)
Derivatives designated as hedge accounting	-	(134,849)	(134,849)
	(24,273,282)	1,554,726	(22,718,556)

	Consolidated
	12.31.22
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,865,077	-	-	1,865,077
Cash equivalents	-	-	6,265,852	6,265,852
Marketable securities	379,145	11,752	433,878	824,775
Restricted cash	89,717	-	-	89,717
Trade accounts receivable	3,918,570	-	274,493	4,193,063
Other receivables	38,443	-	-	38,443
Derivatives not designated	-	-	3,939	3,939
Derivatives designated as hedge accounting (1)	-	-	127,209	127,209

Liabilities
Trade accounts payable	(12,743,087)	-	-	(12,743,087)
Supply chain finance	(1,393,137)	-	-	(1,393,137)
Loans and borrowings (2)	(16,055,704)	-	(7,461,296)	(23,517,000)
Derivatives not designated	-	-	(6,251)	(6,251)
Derivatives designated as hedge accounting (1)	-	-	(250,916)	(250,916)
	(23,900,976)	11,752	(613,092)	(24,502,316)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	109

(in thousands of Brazilian Reais)

	Consolidated
	12.31.21
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,193,508	-	-	2,193,508
Cash equivalents	-	-	5,335,312	5,335,312
Marketable securities	418,637	13,338	362,293	794,268
Restricted cash	24,964	-	-	24,964
Trade accounts receivable	3,709,399	-	335,566	4,044,965
Other receivables	97,169	-	-	97,169
Derivatives not designated	-	-	2,053	2,053
Derivatives designated as hedge accounting	-	-	143,302	143,302

Liabilities
Trade accounts payable	(11,714,624)	-	-	(11,714,624)
Supply chain finance	(2,237,975)	-	-	(2,237,975)
Loans and borrowings	(22,087,599)	-	(3,368,431)	(25,456,030)
Derivatives not designated	-	-	(233,172)	(233,172)
Derivatives designated as hedge accounting	-	-	(136,132)	(136,132)
	(29,596,521)	13,338	2,440,791	(27,142,392)
24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the year ended December 31, 2022, there were no changes among the 3 levels of hierarchy.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	110

(in thousands of Brazilian Reais)

	Parent company
	12.31.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	10,793	-	10,793	57,584	-	57,584
Bank deposit certificates	-	3,675,037	3,675,037	-	4,410,146	4,410,146
Financial treasury bills	364,543	-	364,543	324,771	-	324,771
Investment funds	18,997	-	18,997	19,079	-	19,079
Trade accounts receivable	-	274,493	274,493	-	335,566	335,566
Derivatives	-	131,148	131,148	-	143,302	143,302
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(252,975)	(252,975)	-	(367,291)	(367,291)
Loans and borrowings	-	(7,461,296)	(7,461,296)	-	(3,368,431)	(3,368,431)
	548,358	(3,633,593)	(3,085,235)	401,434	1,153,292	1,554,726

	Consolidated
	12.31.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,752	-	11,752	13,338	-	13,338
Fair value through profit and loss
Savings account and overnight	12,720	-	12,720	701,386	-	701,386
Term deposits	2,495,438	-	2,495,438	179,071	-	179,071
Bank deposit certificates	-	3,754,202	3,754,202	-	4,451,214	4,451,214
Financial treasury bills	364,543	-	364,543	324,771	-	324,771
Investment funds	19,018	-	19,018	35,718	-	35,718
Trade accounts receivable	-	274,493	274,493	-	335,566	335,566
Derivatives	-	131,148	131,148	-	145,355	145,355
Other titles	53,809	-	53,809	5,445	-	5,445
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(257,167)	(257,167)	-	(369,304)	(369,304)
Loans and borrowings	-	(7,461,296)	(7,461,296)	-	(3,368,431)	(3,368,431)
	2,957,280	(3,558,620)	(601,340)	1,259,729	1,194,400	2,454,129

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	111

(in thousands of Brazilian Reais)

		Parent company and Consolidated
			12.31.22		12.31.21
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,525,727)	(1,513,221)	(1,653,847)	(1,726,951)
BRF SA BRFSBZ 3.95	USD	2023	(1,185,479)	(1,209,990)	(1,303,821)	(1,337,246)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,119,390)	(2,602,599)	(3,914,280)	(3,993,593)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,463,081)	(2,503,033)	(4,423,083)	(4,521,103)
BRF SA BRFSBZ 5 7/8	USD	2022	-	-	(396,802)	(409,454)
BRF SA BRFSBZ 2 3/4	EUR	2022	-	-	(1,072,454)	(1,076,964)
Debenture - 1st Issue	BRL	2032	(2,571,080)	(2,521,309)	(823,946)	(821,444)
Debenture - 2nd Issue	BRL	2030	(2,355,427)	(2,319,296)	(2,351,363)	(2,382,298)
Debenture - 3rd Issue	BRL	2031	(1,013,639)	(877,103)	(1,034,706)	(915,353)
Parent company			(15,233,823)	(13,546,551)	(16,974,302)	(17,184,406)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,608,613)	(2,367,075)	(2,779,725)	(2,854,701)
Consolidated			(17,842,436)	(15,913,626)	(19,754,027)	(20,039,107)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	112

(in thousands of Brazilian Reais)

	Consolidated
Net sales	12.31.22	12.31.21
Brazil
In-natura	5,976,960	6,002,585
Poultry	4,576,600	4,544,724
Pork and other	1,400,360	1,457,861
Processed	20,878,697	18,729,686
Other sales	142,131	76,618
	26,997,788	24,808,889

International
In-natura	20,044,710	18,212,688
Poultry	18,110,329	15,818,512
Pork and other	1,934,381	2,394,176
Processed	3,679,233	2,955,431
Other sales	379,192	346,585
	24,103,135	21,514,704

Other segments	2,704,105	2,019,712
	53,805,028	48,343,305

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
	12.31.22	12.31.21
Brazil	(352,138)	1,583,899
International	403,661	942,006
Other segments	440,062	393,477
Sub total	491,585	2,919,382
Corporate	(627,874)	90,405
	(136,289)	3,009,787

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
Corporate	12.31.22	12.31.21
Investigations involving the Company (note 1.3)	(588,774)	(9,003)
Reversal/(provision) for tax and civil contingencies	(50,397)	30,587
Expenses COVID-19 (1)	(1,224)	(74,482)
Gains (losses) with demobilization	1,398	(6,814)
Results with sale and disposal of fixed assets	3,582	65,884
Result in the sale of investments	-	76,148
Other	7,541	8,085
	(627,874)	90,405

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended December 31, 2022 and 2021.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	113

(in thousands of Brazilian Reais)

	Consolidated
	Goodwill		Trademarks		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,865,390	1,813,986	423,846	275,982	2,289,236	2,089,968
Other segments	457,215	459,699	474,875	474,875	932,090	934,574
	3,474,103	3,425,183	1,881,199	1,733,335	5,355,302	5,158,518

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Gross sales
Brazil	33,325,565	30,700,510	33,325,565	30,700,510
International	18,119,377	15,752,886	25,253,452	22,959,318
Other segments	1,862,626	1,757,620	3,305,974	2,319,991
	53,307,568	48,211,016	61,884,991	55,979,819

Sales deductions
Brazil	(6,327,777)	(5,891,621)	(6,327,777)	(5,891,621)
International	(148,112)	(36,560)	(1,150,317)	(1,444,614)
Other segments	(200,819)	(164,357)	(601,869)	(300,279)
	(6,676,708)	(6,092,538)	(8,079,963)	(7,636,514)

Net sales
Brazil	26,997,788	24,808,889	26,997,788	24,808,889
International	17,971,265	15,716,326	24,103,135	21,514,704
Other segments	1,661,807	1,593,263	2,704,105	2,019,712
	46,630,860	42,118,478	53,805,028	48,343,305

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	114

(in thousands of Brazilian Reais)

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company		Consolidated
	12.31.22	12.31.21	12.31.22	12.31.21
Recovery of expenses (1)	119,304	134,224	128,895	135,662
Provision reversal	1,430	1,107	1,462	1,143
Scrap sales	12,427	12,199	16,226	12,763
Provision for civil and tax risks	(101,315)	33,984	(102,539)	33,311
Other employees benefits	(19,519)	(52,521)	(19,519)	(52,521)
Insurance claims costs	(21,743)	(35,883)	(22,366)	(35,102)
Gains (losses) on the disposal of non-financial assets	(3,433)	66,600	(3,985)	141,211
Demobilization expenses	1,398	(5,632)	1,398	(6,814)
Expenses with investigations (2)	(588,774)	(9,003)	(588,774)	(9,003)
Expected credit losses in other receivables	264	(579)	102	(579)
Other	36,685	(15,285)	43,830	(8,808)
	(563,276)	129,211	(545,270)	211,263

(1)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$47,661 for year ended December 31, 2022 in the Parent Company and in the Consolidated (R$62,439 of recovery of PIS and COFINS taxes for the year ended December 31, 2021 in the Parent Company and in the Consolidated).
(2)	As mentioned in note 1. 3.

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company		Consolidated
			Restated (1)		Restated (1)
	Note	12.31.22	12.31.21	12.31.22	12.31.21
Financial income
Interest on cash and cash equivalents	4	269,915	88,402	309,162	118,393
Income with marketable securities	5	72,468	41,818	126,106	79,425
Fair value through profit and loss		72,468	41,818	70,939	45,093
Amortized cost		-	-	55,167	34,332
Interest on recoverable taxes	9	306,473	287,454	307,313	289,772
Interest on other assets		30,003	45,049	35,467	45,959
Financial income on other assets and liabilities (2)		276,892	124	304,887	4,187
		955,751	462,847	1,082,935	537,736
Financial expenses
Interests on loans and borrowings	15	(1,656,680)	(1,427,660)	(1,851,643)	(1,635,604)
Interest with related parties	30	(283,647)	(357,465)	-	-
Interest on contingencies	21	(138,310)	(239,174)	(138,433)	(239,174)
Interest on leases	18	(196,223)	(183,714)	(220,406)	(226,444)
Interest on actuarial liabilities		(40,559)	(39,881)	(47,385)	(46,741)
Discount on assignment of credits		(152,217)	(73,475)	(158,469)	(80,192)
Bank expenses		(41,645)	(42,599)	(91,313)	(85,157)
Taxes on financial income		(17,857)	(22,524)	(26,245)	(27,755)
Put/Call Options Result - Business Combinations		-	-	-	(278,618)
Adjustment to present value	6, 16 and 17	(994,888)	(631,839)	(976,104)	(634,047)
Other financial expenses		(33,669)	(51,257)	(75,767)	(77,883)
		(3,555,695)	(3,069,588)	(3,585,765)	(3,331,615)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		1,673,386	(1,248,153)	474,052	(407,472)
Derivative results		(1,084,784)	139,337	(1,038,171)	157,573
Net Monetary Gains or Losses (3)		-	-	398,194	(797)
		588,602	(1,108,816)	(165,925)	(250,696)
		(2,011,342)	(3,715,557)	(2,668,755)	(3,044,575)

(1)	The Company changed the aggregation of the information in order to increase the level of details, restating the comparative balances in accordance.
(2)	Gain of R$275,917 in the securities repurchase – early settlement of senior notes (note 15.4).
(3)	Effects of monetary correction resulting from operations in hyperinflationary economy (note 3.5).

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	115

(in thousands of Brazilian Reais)

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
		Restated (1)		Restated (1)
	12.31.22	12.31.21	12.31.22	12.31.21
Costs of sales
Raw materials and supplies (2)	29,837,291	24,875,915	34,930,469	29,279,943
Salaries and employees benefits (3)	4,296,083	4,192,367	4,690,868	4,280,574
Depreciation	2,169,336	1,910,104	2,319,631	2,080,306
Amortization	84,912	71,388	185,852	150,514
Other	3,070,376	2,760,245	3,545,556	2,859,435
	39,457,998	33,810,019	45,672,376	38,650,772

Sales expenses
Indirect and direct logistics expenses	3,685,924	2,790,629	3,415,266	2,698,526
Marketing	610,807	538,164	801,194	718,151
Salaries and employees benefits (3)	1,129,660	1,079,123	1,548,788	1,480,314
Depreciation	167,282	177,980	341,009	345,624
Amortization	49,917	70,040	68,317	94,332
Other	621,964	506,815	892,574	721,303
	6,265,554	5,162,751	7,067,148	6,058,250

Administrative expenses
Salaries and employees benefits (3)	190,953	234,201	319,187	395,892
Fees	46,363	68,340	46,602	68,378
Depreciation	23,669	19,655	33,896	35,193
Amortization	32,395	38,335	43,000	40,385
Other (4)	90,147	182,071	202,142	283,112
	383,527	542,602	644,827	822,960

(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$90,865 for the year ended December 31, 2022 (R$62,330 for the year ended December 31, 2021).
(3)	Includes expenses on restructuring in the amount of: (i) R$14,820 in the cost of sales, (ii) R$20,139 in the selling expenses and (iii) R$10,264 in the administrative expenses (null in the same period of the previous year).
(4)	Includes expenses with mergers and acquisitions in the amount of R$7,172 for the year ended December 31, 2022 (R$29,386 for the year ended December 31, 2021).

The Company incurred in expenses with internal research and development of new products of R$33,389 for the year ended December 31, 2022 in the Parent Company and in the Consolidated (R$42,010 in the Parent Company and in the Consolidated for the year ended December 31, 2021).

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	116

(in thousands of Brazilian Reais)

30.	RELATED PARTIES

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22		12.31.21
Banvit	-	-	-	-	-	-	2,683	609	-		-
BRF Energia S.A.	-	-	-	-	(19,925)	(25,932)	-	-	-		-
BRF Foods GmbH	470,608	608,379	-	-	-	-	9	137	-		(61)
BRF Global GmbH	3,903,189	4,937,329	-	-	-	-	-	-	(7,042,333)	(1)	(10,562,776)
BRF GmbH	-	-	-	-	-	-	-	-	(1,611,779)	(2)	(1,830,251)
BRF Pet S.A.	-	3,489	-	-	-	(174)	-	588	-		-
Federal Foods	-	-	-	-	-	-	-	-	-		(517)
Hercosul Alimentos Ltda.	10,662	-	-	-	-	-	-	4	-		-
Hercosul International S.R.L.	732	-	-	-	(1,519)	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	-	-	-	-	-	-	-	62	-		-
Mogiana Alimentos S.A.	19,934	2,741	-	-	(56)	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(4,019)		(4,265)
Sadia Chile S.A.	258,116	172,499	-	-	-	-	90	5	-		-
Sadia Uruguay S.A.	-	340	-	-	-	-	-	-	(47,141)		(41,655)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	64	14	-	-	-	-	-		-
Marfrig Global Foods S.A.	11,251	9,252	-	-	(24,228)	(35,312)	-	-	-		-
Marfrig Chile S.A.	796	-	-	-	-	-	-	-	-		-
Quickfood S.A.	18,531	8,690	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	98	-	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	217	-	-	-	-	-	-	-	-		-
Total	4,694,134	5,742,719	64	14	(45,728)	(61,418)	2,783	1,405	(8,705,272)		(12,439,525)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	117

(in thousands of Brazilian Reais)

	Consolidated
	Accounts receivable		Trade accounts payable
	12.31.22	12.31.21	12.31.22	12.31.21
Marfrig Global Foods S.A.	11,251	9,252	(26,970)	(36,058)
Marfrig Chile S.A.	2,258	1,434	(42)	(24)
Quickfood S.A.	18,531	8,690	-	-
Marfrig Alimentos S.A.	98	-	-	-
Pampeano Alimentos S.A.	217	-	-	-
Total	32,355	19,376	(27,012)	(36,082)

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	118

(in thousands of Brazilian Reais)

					Parent company
	Sales		Financial results, net		Purchases
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
BRF Energia S.A.	-	-	-	-	(334,068)	(371,008)
BRF Foods GmbH	301,468	243,153	-	-	-	-
BRF Global GmbH	16,724,840	14,548,332	(279,784)	(354,483)	-	-
BRF Pet S.A.	8,681	12,892	-	-	(266)	(137)
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	9	-	-
Hercosul Alimentos Ltda.	33,697	-	-	-	(15,567)	-
Hercosul Distrib. Ltda.	4,082	-	-	-	-	-
Hercosul International S.R.L.	4,191	-	-	-	(6,133)	-
Hercosul Solução em Transportes	-	-	-	-	(759)	-
Mogiana Alimentos S.A.	48,800	6,490	-	-	-	-
Sadia Alimentos S.A.	-	-	(171)	(160)	-	-
Sadia Chile S.A.	303,095	194,716	-	-	-	-
Sadia Uruguay S.A.	103,316	68,104	(3,692)	(2,831)	-	-
Marfrig Global Foods S.A.	76,554	89,311	-	-	(446,024)	(280,535)
Marfrig Chile S.A.	7,254	1,311	-	-	-	-
Quickfood S.A.	81,913	38,058	-	-	-	-
Marfrig Alimentos S.A.	242	139	-	-	-	-
Pampeano Alimentos S/A	237	-	-	-	-	-
Total	17,698,371	15,202,506	(283,647)	(357,465)	(802,817)	(651,680)

	Consolidated
	Sales		Purchases
	12.31.22	12.31.21	12.31.22	12.31.21
Marfrig Global Foods S.A.	76,553	89,311	(572,357)	(328,956)
Marfrig Chile S.A.	15,273	4,866	(1,187)	(93)
Quickfood S.A.	84,875	38,058	-	-
Marfrig Alimentos S.A.	242	139	-	-
Pampeano Alimentos S/A	237	-	-	-
Total	177,180	132,374	(573,544)	(329,049)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2022, the balance of these transactions was R$$2,156,987 (R$2,327,576 as of December 31, 2021).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2022 the total amount of lease payments was R$22,241 (R$20,647 for the year ended December 31, 2021).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000 (seven hundred million Brazilian reais). BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

30.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	119

(in thousands of Brazilian Reais)

	Consolidated
	12.31.22	12.31.21
Salary and profit sharing	35,547	61,088
Short-term benefits (1)	1,263	1,149
Private pension	834	1,189
Termination benefits	1,237	2,118
Share-based payment	27,210	29,198
	66,091	94,742

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$18,072 for the year ended December 31, 2022 (R$29,526 for the year ended December 31, 2021).

31.	GOVERNMENT GRANTS

The Company has tax benefits related to ICMS granted by the state governments as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

For the year ended December 31, 2022, the government grants totaled R$337,980 (R$147,463 for the year ended December 31, 2021), which were registered in the statement of income (loss) as Net sales, Cost of sales and Other operating income (expenses), net, according to the nature of each grant.

32.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	12.31.22	12.31.22
Current	5,557,615	6,152,570
Non-current	2,111,107	2,257,101
2024	887,480	971,287
2025	402,163	440,474
2026	285,680	297,303
2027	289,904	300,972
2028 onwards	245,880	247,065
	7,668,722	8,409,671

33.	INSURANCE COVERAGE – CONSOLIDATED

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	120

(in thousands of Brazilian Reais)

		12.31.22
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,185,640
Transport of goods	Coverage of goods in transit and in inventories.	788,279
Civil responsability	Third party complaints.	417,416

Each legal entity has its own coverages, which are not complementary.

34.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2022:

(i)	Capitalized loan interest: for the year ended December 31, 2022 amounted to R$83,303 in the Parent Company and R$93,261 in the Consolidated (R$56,337 in the Parent Company and R$57,001 in the Consolidated during the year ended December 31, 2021).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the year ended December 31, 2022 amounted to R$865,413 in the Parent Company and R$1,178,709 in the Consolidated (R$462,234 in the Parent Company and R$686,764 for the year ended December 31, 2021).

35.	EVENTS AFTER THE REPORTING PERIOD

35.1.    Earthquake in Turkey

On February 6, 2023 an earthquake of significant magnitude hit Turkey and Syria. Banvit, BRF´s subsidiary in Turkey, does not have plants closer to the affected location, therefore, no impact on its operations was observed.

35.2.    Decision on subjects 881 and 885 by the Federal Supreme Court

On February 8, 2023, the Brazilian Supreme Court (“STF”) has unanimously decided that a final decision favorable to companies on taxes paid on a continuous basis will lose its effect if the STF subsequently judges it otherwise. The Company assessed the issue judged in this decision, which covers Social Contribution on Net Income, and informs that it regularly collects the contribution.

The Company also assessed other taxes covered by the decision rendered and there are no cases with a final and unappealable decision in favor of BRF and that have an unfavorable decision in the STF. Therefore, no impact was observed on this Financial Statement.

35.3.    Prospection for the sale of the pet food operation

The Company announced on February 28, 2023 that has engaged Santander bank as financial advisor to assist on the sale of the pet food operation, which is conducted by the subsidiaries BRF Pet S.A., Mogiana Alimentos S.A., Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L. (“Transaction”) and reported under Other segments in note 25.

The Transaction will be conducted through a competitive process which is in its initial stage.

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(in thousands of Brazilian Reais)

36.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and the issuance authorized by the Board of Directors on February 28, 2023.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato

Accounting Director - CRC 1SP219369/O-4

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(in thousands of Brazilian Reais)

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), containing individual and consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB)

To the Shareholders, Board and Management of BRF S.A. Itajaí - SC
Opinion

We have audited the individual and consolidated financial statements of BRF S.A. (the Company), respectively referred to as parent company and consolidated, which comprise the statement of financial position as of December 31, 2022 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes, comprising the significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2022, and its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on these individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

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(in thousands of Brazilian Reais)

Recoverability of deferred tax assets - income tax and social contribution
See notes 3.9 and 10 to the individual and consolidated financial statements
Key Audit Matter	How the matter was addressed in the audit

The Company has deferred tax assets on income tax and social contribution relating to accumulated tax losses, negative basis of social contribution and temporary differences. Such balances are recognized to the extent that it is probable that future taxable income will be available and against which accumulated tax losses, negative basis of social contribution and temporary differences can be realized.

Due to the relevance of deferred tax assets on income tax and social contribution balances and the level of uncertainty inherent to the significant assumptions, such as sales revenue and commodity costs, used in determining estimates of future taxable income, which, if changed, could impact the amount of these assets in the individual and consolidated financial statements, we have considered this matter as a key audit matter.

Our procedures included, but were not limited to:

-   Evaluation of the design, implementation and effectiveness of key internal controls over the estimation of probable future taxable income related to the recoverability of deferred tax assets on income tax and social contribution, including controls related to the determination of assumptions and data used in the preparation and review of the business plan, budget and technical studies prepared by the Company.

-   Evaluation, with the assistance of our corporate finance specialists, of:

(i) key assumptions used in estimation of future taxable income, comparing them with data available in the market; and

(ii) sensitivity analysis regarding the assumptions used.

-   Assessment whether the disclosures in the individual and consolidated financial statements consider all relevant information.

Based on the evidence obtained as a result of the procedures summarized above, we considered acceptable the measurement of the recoverability of deferred tax assets on income tax and social contribution, as well as the related disclosures made by the Company, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2022.

Recoverable amount of cash-generating units that include goodwill and/or other assets with an indefinite useful life
See notes 3.12, 3.13, 13 and 14 to the individual and consolidated financial statements
Key Audit Matter	How the matter was addressed in the audit

The Company has goodwill for expected future profitability and other assets with an indefinite useful life that are allocated to cash-generating units that must be annually tested for impairment.

The assessment of the recoverable amount of the cash-generating units to which belong goodwill and/or other assets with an indefinite useful life, incorporates uncertainties in determining estimates of future cash flows. Projections of future cash flows include significant assumptions, among others, related to sales revenue, commodity costs and discount rate.

Due to the relevance of the balances of goodwill and other assets with indefinite useful lives and the level of uncertainty related to the assumptions, as well as the relevance of the proper application of assumptions and data in the method of measuring the recoverable amount, we have considered this matter as a key audit matter.

Our procedures included, but were not limited to:

-   Evaluation of the design, implementation and effectiveness of key internal controls related to the preparation and review of impairment analyzes of non-financial assets allocated to cash-generating units that include goodwill and/or other assets with an indefinite useful life.

-   Evaluation, with the assistance of our corporate finance specialists, of:

(i) key assumptions used in cash flow projections, such as: sales revenue, commodity costs and discount rate, comparing them with market information; and

(ii) mathematical accuracy of discounted cash flow projections;

-   Assessment whether the disclosures of the individual and consolidated financial statements consider all relevant information.

Based on the evidence obtained as a result of the procedures summarized above, we considered that the recoverable amounts of the cash-generating units to which belong the goodwill and/or other assets with an indefinite useful life as measured by the Company, as well as the related disclosures, are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2022.

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(in thousands of Brazilian Reais)

Other matters – Statements of value added
The individual and consolidated statements of value added (DVA) for the year ended December 31, 2022, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the CPC 09 Technical Pronouncement - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.
Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion on this report.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether the management report is materially inconsistent with the financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement on the management report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

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(in thousands of Brazilian Reais)

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–        Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control.

–        Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–        Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–        Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–        Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 28, 2023

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 ‘F’ SP

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

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(in thousands of Brazilian Reais)

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, examined:

(i)	the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2022;
(ii)	the Management Report; and
(iii)	the report issued without qualification by KPMG Auditores Independentes on February 28, 2023.

Based on the documents reviewed and the explanations provided, the members of the Fiscal Council, undersigned, issued the opinion that the financial statements and the management report are appropriately presented and in condition of appreciation by the Annual General Meeting.

São Paulo, February 28, 2023.

Attílio Guaspari

Chairman

Bernardo Szpigel

Fiscal Council Member

Marco Antônio Peixoto Simões Velozo

Fiscal Council Member

SUMMARIZED ANNUAL REPORT OF THE AUDIT AND INTEGRITY COMMITTEE

Summary of the Audit Committee Activities in 2022

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(in thousands of Brazilian Reais)

The current composition of the Audit and Integrity Committee (“CAI”) was elected on April 6, 2022, pursuant to the meeting of the Board of Directors. The Internal By-laws of the CAI is available at the website https://ri.brf-global.com. The Committee (“CAI”) met periodically as provided in its Internal Regulations, in ordinary and extraordinary meetings, which in the year 2022, totaled 10 meetings. The main topics of discussion are described below, which were presented and discussed with the Company’s Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

»	The Internal Audit received a “Certification of Evaluation of the Quality of the Internal Audit Department”, granted by the Institute of Internal Auditors (The IIA), international independent organization which evaluates globally the quality of the internal audit activities in public and private organizations, what demonstrates the ongoing investment in an efficient structure of governance, with high ethical and transparency standards;
»	Follow-up and supervision of the international investigations by the international authorities, specifically the Turkish Competition Authority, which closed its investigations with no sanctions or remediation measures against the Company;
»	Discussion of the planning, scope and main conclusions obtained in the quarterly review (“ITR”) and opinion on the issuance of the financial statements of 2022;
»	Follow-up on the analysis on the internal controls of the Company with emphasis on the most critical items;
»	Follow-up on the implementation of improvements indicated in the internal controls report, as well as the respective action plans of the internal areas for the correction or improvement of the issues identified;
»	Discussion, approval and supervision of the work plan and budget of the Internal Audit, as well and its reviews;
»	Follow-up and analysis of the outcomes of special investigations;
»	Follow-up on the Internal Audit reports;
»	Follow-up on the implementation of the action plans resulting from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;
»	Evaluation and follow-up on the effectiveness of Internal Controls for processes mapping, key controls and indicators, as well as monitoring the action plans to avoid significant deficiencies that could be reported in the financial statements;
»	Discussion and evaluation of the corporate risks map;
»	Follow-up on the operation of the Transparency Hotline and on the inquiries and complaints classified as highly critical;
»	Follow-up on the adoption of the Compliance policies, practices and trainings by the management and employees, pursuant the anti-corruption law requirements, as well as initiatives focused on maintenance of the 37001:2016 Certification (Anti-Bribery Management Systems);
»	Follow-up of the cooperation with the authorities regarding the negotiation, which culminated in the signing, on December 28, 2022, of the Leniency Agreement between BRF and the Controladoria Geral da União (“CGU”) and the Advocacia Geral da União ("AGU");
»	Follow-up on the management of the conduct adjustment terms entered with regulatory bodies;
»	Follow-up on the questions related to the regulatory bodies and the respective answers sent by the management;
»	Discussion about the implementation of controls in the subsidiaries of the Company;
»	Opinion for approval, by the Board of Directors, of the annual financial statements;
»	Review and comments on the quarterly financials (“ITR”);
»	Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;

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(in thousands of Brazilian Reais)

»	Discussion and follow-up on the update of the Reference Form (“Formulário de Referência”);
»	Analysis and opinion of the proposal sent to the Board of Directors for Independent Auditors services, supervision of activities of Independent Auditing, involving the scope and work plan, insurance of their independence and of the quality of the services provided;
»	Follow-up on the themes related to LGPD – General Data Protection Law and themes related to cyber security; and
»	Participation of the members of the Committee in trainings, lectures, and update programs about themes related to the Committee’s activities and normative acts that are in the interest of and impact the Company.

STATUTORY AUDIT AND INTEGRITY COMMITTEE OPINION

In the exercise of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2022, the management report and the report issued without qualification by KPMG Auditores Independentes on February 28, 2023.

There were no instances of significant divergences between the Company’s management, the independent auditors and the Audit Committee with respect to the Company’s Financial Statements.

Based on the examined documents and the clarifications rendered, the members of the Audit Committee, undersigned, issued the opinion that the financial statements are appropriately presented and in conditions for approval.

BRF S.A. | 2022 AND 2021 FINANCIAL STATEMENTS	129

(in thousands of Brazilian Reais)

São Paulo, February 28, 2023.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Sterns Vieitas

Member

Manoel Cordeiro Silva Filho

External member

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(in thousands of Brazilian Reais)

OPINION OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's financial statements for the fiscal year ended December 31, 2022, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes on February 22, 2022 for the Company's financial statements for the fiscal year ended December 31, 2022.

São Paulo, February 28, 2023.

Miguel Gularte

Global Chief Executive Officer

Fabio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fábio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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